Exhibit 99.1

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2018

(Dated March 28, 2019)

GOLD STANDARD VENTURES CORP.
Suite 610 – 815 West Hastings Street
Vancouver, B.C.
V6C 1B4

TABLE OF CONTENTS

ITEM 1:	PRELIMINARY NOTES	3
1.1	Effective Date of Information	3
1.2	Financial Statements and Management Discussion and Analysis	3
1.3	Currency	3
1.4	Imperial and Metric Conversions	3
ITEM 2:	CAUTIONARY NOTES	4
2.1	Cautionary Note Regarding Forward Looking Statements and Forward Looking Information	4
2.2	Cautionary Notes Regarding Mineral Resource Estimates	7
ITEM 3:	CORPORATE STRUCTURE	8
3.1	Name, Address and Incorporation	8
3.2	Inter-corporate Relationships	8
ITEM 4:	GENERAL DEVELOPMENT OF THE BUSINESS	9
4.1	Overview	9
4.2	Three Year History	11
ITEM 5:	DESCRIPTION OF THE BUSINESS	13
ITEM 6:	MATERIAL MINERAL PROJECT	14
6.1	Mineral Projects	14
6.2	Recent Developments	31
ITEM 7:	RISK FACTORS	35
7.1	Risks Relating to the Company	35
7.2	Risks Relating to the Mining Industry	41
7.3	Risks Relating to Shares	45
ITEM 8:	DIVIDENDS	48
ITEM 9:	DESCRIPTION OF CAPITAL STRUCTURE	48
ITEM 10:	MARKET FOR SECURITIES	49
10.1	Trading Price and Volume	49
10.2	Prior Sales	50
ITEM 11:	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	50
ITEM 12:	DIRECTORS AND OFFICERS	50
12.1	Name, Occupation and Security Holding	50
12.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	56
12.3	Conflicts of Interest	57
ITEM 13:	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	58
13.1	Legal Proceedings	58
13.2	Regulatory Actions	58
ITEM 14:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	58
ITEM 15:	TRANSFER AGENT AND REGISTRAR	59
ITEM 16:	MATERIAL CONTRACTS	59
ITEM 17:	INTERESTS OF EXPERTS	59
17.1	Names of Experts	59
17.2	Interests of Experts	59
ITEM 18:	AUDIT COMMITTEE	60
18.1	The Audit Committee Charter	60
18.2	Composition of Audit Committee	60
18.3	Relevant Education and Experience	60
18.4	Reliance on Certain Exemptions	61
18.5	Reliance on the Exemption in Subsection 3.3 (2) or Section 3.6	61
18.6	Reliance on Section 3.8	61
18.7	Audit Committee Oversight	61
18.8	Pre-Approval Policies and Procedures	61
18.9	External Audit Service Fees (By Category)	61
ITEM 19:	ADDITIONAL INFORMATION	62
SCHEDULE “A” – Audit Committee Charter

ITEM 1:	PRELIMINARY NOTES

1.1	Effective Date of Information

References to “Gold Standard Ventures”, “Gold Standard”, “GSV”, the “Company”, “its”, “our” and “we”, or related terms in this Annual Information Form (“AIF”), refer to Gold Standard Ventures Corp. and includes, where the context requires, its subsidiaries.

All information contained in this AIF is as at December 31, 2018, unless otherwise stated.

1.2	Financial Statements and Management Discussion and Analysis

This AIF should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018 (the “Financial Statements”), and the accompanying Management’s Discussion and Analysis (“MD&A”) for such period. The Financial Statements and MD&A are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com under the Company’s profile.

1.3	Currency

All references to “$” or “dollars” in this AIF are to lawful currency of Canada unless otherwise expressly stated.

References to “US$” are to United States dollars.

1.4	Imperial and Metric Conversions

To Convert From	To	Multiply By

Feet (“ft”)	Metres (“m”)	0.305
Metres (“m”)	Feet (“ft”)	3.281
Miles (“mi”)	Kilometres (“km”)	1.609
Kilometres (“km”)	Miles (“mi”)	0.621
Acres	Hectares	Hectares	0.405
Hectares	Acres	2.471

ITEM 2:	CAUTIONARY NOTES

2.1	Cautionary Note Regarding Forward Looking Statements and Forward Looking Information

Certain statements and information contained in this AIF constitute “forward-looking statements” and “forward looking information” within the meaning of applicable securities legislation. Forward-looking statements and forward looking information include statements concerning the Company’s current expectations, estimates, projections, assumptions and beliefs, and, in certain cases, can be identified by the use of words such as “seeks”, “plans”, “expects”, “is expected”, “budget”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will”, “occur” or “be achieved”, or the negative forms of any of these words and other similar expressions.

Examples of forward-looking information in this AIF may pertain to the following, among others:

1.	existence and estimates of mineral resources or reserves and timing of development thereof;

2.	exploration and work programs, including reference to the Company’s plans of operations and notices of intent in place for the Railroad-Pinion Project (as defined below);

3.	performance characteristics of mineral properties;

4.

results of various projects, including the expectation that recent drilling results have expanded the Dark Star gold zone beyond the resource block model and are expected to improve the grade of the estimate;

5.

the expectation that the Dark Star deposit (the “Dark Star Deposit”) may be emerging as a major Carlin gold occurrence where a larger-than-expected ridgeline fault system has played a significant role in concentrating higher grade gold;

6.

mineral resource or reserve predictions based on recent drilling results, including the expectation that recent drilling results will improve the grade of the current block model in the northern portion of the Dark Star Deposit;

7.	the anticipation that sales of common shares in the capital of the Company (“Common Shares”) by hedging or arbitrage trading activity may occur;

8.

the expectation that the correlation between visual logging of oxidized zones containing limonite and/or hematite in drill samples and cyanide (“CN”) soluble gold assays should support efficient mining operation;

9.	projections of market prices and costs, including estimates of costs and budgeting for potential exploration operations and mining scenarios;

10.	the expectation that the current working capital surplus will be sufficient to fund the complete work program recommended in the Railroad-Pinion Technical Report (as defined below);

11.	estimated property holding and maintenance costs for the Railroad-Pinion Project;

12.	drilling plans and timing of drilling;

13.

the incorporation of the results of the 2017 and 2018 drill programs into a revised geologic model to potentially convert certain mineral resources previously classified as Inferred to Indicated or Measured;

14.	the Company working towards a pre-feasibility study;

15.	treatment under governmental regulatory regimes and tax laws, including the expectation that the Company will be a passive foreign investment company for the taxable year ended December 31, 2018; and

16.	capital expenditure programs and the timing and method of financing thereof.

Forward-looking statements and forward looking information reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information, including without limitation:

1.	the Company’s limited operating history;

2.	the Company’s history of losses and expectation of future losses;

3.	uncertainty as to the Company’s ability to continue as a going concern;

4.	the existence of mineral resources on the Company’s mineral properties;

5.	the Company’s ability to obtain adequate financing for exploration and development;

6.	the Company’s ability to attract and retain qualified personnel;

7.	the Company’s ability to carry out operations in accordance with plans in the face of significant disruptions;

8.

the Company’s ability to complete a revised geologic model, convert mineral resource estimates previously classified as Inferred to Indicated or Measured and proceeding with economic studies for the Railroad-Pinion Project;

9.	fluctuations in foreign exchange or interest rates and stock market volatility;

10.	uncertainty as to the Company’s ability to maintain effective internal controls;

11.	the involvement by some of the Company’s directors and officers with other natural resource companies;

12.	the uncertain nature of estimating mineral resources and reserves;

13.	uncertainty surrounding the Company’s ability to successfully develop its mineral properties;

14.	exploration, development and mining risks, including risks related to infrastructure, accidents and equipment breakdowns;

15.	title defects to the Company’s mineral properties;

16.	the Company’s ability to obtain all necessary permits and other approvals;

17.	risks related to equipment shortages, access restrictions and inadequate infrastructure;

18.	increased costs and restrictions on operations due to compliance with environmental legislation and potential lawsuits;

19.	fluctuations in the market price of gold, other metals and certain other commodities (such as natural gas, fuel, oil, and electricity);

20.	intense competition in the mining industry; and

21.	the Company’s ability to comply with applicable regulatory requirements.

In making the forward-looking statements and developing the forward looking information included in this AIF, the Company has made various material assumptions, including, but not limited to:

1.	the results of the Company’s proposed exploration programs on the Railroad-Pinion Project will be consistent with current expectations;

2.	the Company’s assessment and interpretation of potential geological structures and mineralization at the Railroad-Pinion Project are accurate in all material respects;

3.	the quantity and grade of mineral resources contained in the Railroad-Pinion Project are accurate in all material respects;

4.

the sufficiency of the Company’s current working capital to carry out the work programs and drilling on the Railroad-Pinion Project including, but not limited to, its North Bullion deposit (the “North Bullion Deposit”), its Dark Star Deposit and its Pinion deposit (the “Pinion Deposit”), as recommended in the Railroad-Pinion Technical Report on a timely basis;

5.	the price for gold, other precious metals and commodities will not change significantly from current levels;

6.

the Company will be able to secure additional financing to continue exploration and, if warranted, development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;

7.	the Company will be able to obtain regulatory approvals and permits in a timely manner and on terms consistent with current expectations;

8.	the involvement by some of the Company’s directors and officers with other natural resource companies will not result in a conflict of interest which adversely effects the Company;

9.	the Company will be able to procure drilling and other mining equipment, energy and supplies in a timely and cost efficient manner to meet the Company’s needs from time to time;

10.	the Company’s capital and operating costs will not increase significantly from current levels;

11.	key personnel will continue their employment with the Company and the Company will be able to recruit and retain additional qualified personnel, as needed, in a timely and cost efficient manner;

12.	there will be no significant adverse changes in the Canada/U.S. currency exchange or interest rates and stock markets;

13.	there will be no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements; and

14.

the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in Nevada (“NV”) and the surrounding area with respect to the Railroad-Pinion Project and operations.

Other assumptions are discussed throughout this AIF and elsewhere in the Company’s public disclosure record.

The Company’s ability to predict the results of its operations or the effects of various events on its operating results is inherently uncertain. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements and forward looking information or the assumptions on which the Company’s forward-looking statements and forward looking information are based. Investors are advised to carefully review and consider the risk factors identified in this AIF under, among other places, ITEM 7: “Risk Factors” and elsewhere in the Company’s public disclosure record for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information. Investors are further cautioned that the foregoing list of risks and assumptions is not exhaustive and prospective investors should consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this AIF and elsewhere in the Company’s public disclosure record.

Although the Company believes that the assumptions on which the forward-looking statements are made and forward looking information is provided are reasonable, based on the information available to the Company on the date such statements were made or such information was provided, no assurances can be given as to whether these assumptions will prove to be correct. The forward-looking statements and forward looking information contained in this AIF are expressly qualified in their entirety by the foregoing cautionary statements. Furthermore, the above risks are not intended to represent a complete list of the risks that could affect the Company and readers should not place undue reliance on forward-looking statements and forward looking information in this AIF.

Forward-looking statements and forward looking information speak only as of the date the statements are made or such information is provided. The Company assumes no obligation to update publicly or otherwise revise any forward-looking statements or forward looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements or forward looking information, except to the extent required by applicable laws. If the Company does update one or more forward-looking statements or forward looking information, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements or forward looking information.

2.2	Cautionary Notes Regarding Mineral Resource Estimates

The disclosure in this AIF has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part, or all, of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. Although it is reasonably expected that the majority of “inferred resources” could be upgraded to “indicated resources” with continued exploration, investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in SEC Industry Guide 7 under Regulation S-K of the United States Securities Act of 1933. Disclosure of “contained ounces” is permitted disclosure under Canadian legislation; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this AIF containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The forward-looking statements and forward-looking information contained herein are based on information available as of March 22, 2019.

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ITEM 3:	CORPORATE STRUCTURE

3.1	Name, Address and Incorporation

The Company was incorporated on February 6, 2004 under the Business Corporations Act (British Columbia) (the “BCBCA”) under the name “TCH Minerals Inc.”. The Company changed its name to “Ripple Lake Minerals Ltd.” on May 13, 2004 and again to “Ripple Lake Diamonds Inc.” on July 26, 2004. On August 16, 2007 the Company consolidated its share capital on a ten for one basis and changed its name to “Devonshire Resources Ltd.”. On November 18, 2009 the Company consolidated its share capital on a further four to one basis and changed its name to its current name “Gold Standard Ventures Corp.”.

The registered and head office of the Company is located at Suite 610 - 815 West Hastings Street, Vancouver, B.C.

V6C 1B4, telephone: (604) 669 - 5702, fax (604) 687 - 3567.

3.2	Inter-corporate Relationships

The Company currently has five wholly-owned subsidiaries: JKR Gold Resources ULC (“JKR”), a wholly-owned subsidiary of the Company incorporated under the BCBCA, Gold Standard Ventures (US) Inc. (“GSV US”), a wholly-owned subsidiary of JKR incorporated pursuant to the laws of NV, Tacoma Exploration LLC, a wholly-owned subsidiary of GSV US formed as a limited liability company under the laws of Wyoming, Battle Mountain Gold Inc. (“Battle Mountain”), a wholly-owned subsidiary of the Company incorporated under the BCBCA and Madison Enterprises (Nevada) Inc., a wholly-owned subsidiary of Battle Mountain incorporated pursuant to the laws of NV.

ITEM 4:	GENERAL DEVELOPMENT OF THE BUSINESS

4.1	Overview

Headquartered in Vancouver, B.C., the Company is an advanced stage gold exploration company focused on district scale discoveries on the Railroad-Pinion Project, located within the Carlin Trend, NV, USA. Within the Railroad-Pinion Project, the Company has three deposits supported by the Railroad-Pinion Technical Report.

The Company has identified its North Bullion Deposit, Dark Star Deposit and Pinion Deposit, which form the Railroad-Pinion Project, as its material mineral projects for purposes of NI 43-101.

Scientific or technical disclosure for the Railroad-Pinion Project is supported by the amended and restated technical report with an effective date of September 15, 2017 on the Railroad-Pinion Project in Elko County, NV, USA, entitled “Technical Report Maiden Resource Estimate North Bullion and Railroad Project, Elko County, Nevada, USA – Amended and Restated” and prepared by Michael B. Dufresne, M.Sc., P.Geol., P.Geo. and Steven J. Nicholls, BA.Sc., MAIG of APEX Geoscience Ltd., qualified persons for the purposes of NI 43-101 (the “Railroad-Pinion Technical Report”). This report was amended and restated to clarify certain of its contents and has been filed on SEDAR on February 19, 2018 under the Company’s profile at www.sedar.com. The Railroad-Pinion Technical Report is the Company’s current technical report for the Railroad-Pinion Project.

The Railroad-Pinion Project is located at the southeast end of the Carlin (Gold) Trend, a northwest alignment of sedimentary rock-hosted gold deposits in northeastern NV. The Carlin Trend, so named for the city of Carlin, NV comprises more than 40 separate gold deposits that have produced more than 80 million ounces of gold to date. The Railroad-Pinion Project is considered to be an intermediate to advanced stage exploration project centered on the fourth and southernmost dome-shaped window along the Carlin Trend in the Pinon Range. The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The Railroad-Pinion Project area covers a significant portion of the southernmost structural window within the Carlin Trend that exposes prospective Upper Paleozoic units that host gold mineralization often associated with multilithic collapse breccias and comprises a number of gold target areas.

The following is an interpretive illustration of a longitudinal section of the “Four Windows” on the Carlin Trend.

The Railroad-Pinion Project comprises two significant gold target areas, the Railroad district (which includes the North Bullion Deposit) and the Pinion district (which includes the Pinion Deposit and the Dark Star Deposit). Historic work and exploration conducted by the Company since 2010 has identified several significant zones of gold and base metal mineralization at the Railroad-Pinion Project.

In 2010, the Company acquired its initial interest in the Railroad district comprising 480 unpatented lode mining claims and 25 patented lode claims covering approximately 9,064 acres (14.2 square miles) pursuant to a statutory plan of arrangement with JKR in which the Company acquired all of issued and outstanding securities of JKR in exchange for like securities of the Company on a one for one basis. Since that time, the Company has worked to expand and consolidate, by way of staking, purchase and lease, the Railroad-Pinion Project.

As of March 22, 2019:

1.

the Railroad-Pinion Project consists of a significant and largely contiguous land position totaling about 53,769 gross acres (21,760 gross hectares) and 50,798 net acres (20,577 net hectares) of land in Elko County, NV;

2.

the Company owns or has an option on the ownership of approximately 30,141 gross acres (12,198 hectares) of subsurface mineral rights in the form of patented or unpatented mineral lode (claims), and a further approximately 23,628 gross acres (9,562 hectares) of subsurface mineral rights secured or controlled by a contractual interest in private surface and mineral property in the form of various surface use agreements and mining/mineral leases; and

3.

private land ownership ranges from 49.2% to 100% yielding a net interest of approximately 20,657 acres (8,360 hectares) of subsurface mineral rights for the private lands within the Railroad-Pinion Project. The Company is pursuing the minority interest in key private land parcels where it holds less than a 100% interest.

4.2	Three Year History

As of March 22, 2019, there were (i) 260,042,886 Common shares, (ii) 11,018,720 stock options to purchase up to an aggregate of 11,018,720 Common Shares at a weighted average exercise price of $1.75 per Common Share expiring from September 12, 2019 to March 15, 2024, (iii) 1,118,632 restricted share units convertible to 1,118,632 Common Shares, and (iv) no warrants, outstanding.

Financings

On February 9 and 12, 2016, the Company completed a private placement of 29,931,931 Common Shares at a price of $1.00 per Common Share for gross proceeds of $29,931,931 (the “February 2016 Private Placement”) with Goldcorp Inc. (TSX/NYSE:G) (“Goldcorp”) and Oceana Gold Corporation (TSX/ASX/NZX:OCG) (“Oceana”). Goldcorp purchased a total of 16,100,000 Common Shares for an aggregate purchase price of $16,100,000 and Oceana exercised its participation right to increase its equity ownership interest to 19.9% by purchasing an additional 13,831,931 Common Shares for an aggregate price of $13,831,931.

During February and the first half of March, 2016, the Company issued an additional 7,468,804 Common Shares at a price of $1.00 per Common Share for gross proceeds of $7,468,804 pursuant to the exercise of share purchase warrants and 795,000 Common Shares at a weighted average price of $0.70 per Common Share for gross proceeds of $558,850 upon the exercise of stock options.

On October 28, 2016, the Company completed a private placement of 12,036,436 Common Shares at a price of $3.17 per Common Share for gross proceeds of $38,155,502 (the “October 2016 Private Placement” and, together with the February 2016 Private Placement, the “2016 Private Placements”) with, among others, Goldcorp. Goldcorp acquired an additional 4,731,862 Common Shares pursuant to the exercise of its participation right granted under the February 2016 Private Placement for an aggregate purchase price of $15,000,003, thereby increasing its equity ownership interest in the Company to 22,903,362 Common Shares.

On February 22, 2018, the Company completed a short form prospectus offering of 13,750,440 Common Shares at a price of $2.05 per Common Share to the public in certain provinces of Canada and the United States for gross proceeds of $28,188,402 (the “2018 Public Offering”) through a syndicate of underwriters co-led by Macquarie Capital Markets Canada Ltd. and BMO Nesbitt Burns Inc., including Cormark Securities Inc. and PI Financial Corp.

Concurrent with the 2018 Public Offering, Oceana subscribed for 2,680,900 Common Shares and Goldcorp subscribed for 2,195,100 Common Shares, both at a price of $2.05 per Common Share for gross proceeds of $9,995,800 (the “February 2018 Private Placement”).

It is a term of Oceana’s subscription agreement from the February 2018 Private Placement that as long as Oceana owns not less than 9.9% of the issued and outstanding Common Shares, Oceana will be entitled to:

1.	request the formation of a technical committee of the Company consisting of at least four members with the appointment of one representative by Oceana;

2.

participate in any future equity financings of the Company in order to (i) maintain its then equity ownership interest in the Company; and/or (ii) increase its equity ownership interest to a maximum of 19.9% of the then issued and outstanding Common Shares; and

3.

a right of first refusal to match any third party offers regarding a tolling arrangement or a non-equity financing for the purpose of funding the future exploration and development of any assets of the Company.

It is a term of Goldcorp’s subscription agreement from the February 2018 Private Placement that as long as Goldcorp owns not less than 7.5% of the issued and outstanding Common Shares Goldcorp shall be entitled to:

1.

receive monthly exploration reports updating the status of the Company’s work programs on its mineral properties including, but not limited to, reasonable access to the Company’s scientific and technical data, work plans and programs, permitting information, results of operations and technical personnel from time to time; and

2.	participate in any future equity financings of the Company in order to:

i.	maintain its then equity ownership interest in the Company; and/or

ii.

increase its equity ownership interest to a maximum of 19.9% of the then issued and outstanding Common Shares, provided that the purchase price per Common Share under such equity financing (a “Subsequent Financing”) shall be equal to the volume weighted average price of the Common Shares on the Toronto Stock Exchange (“TSX”) for the 20 trading days immediately preceding the date of the Company’s public announcement of such financing plus 4%, rounded up or down to the nearest whole cent.

For so long as Goldcorp beneficially owns not less than 7.5% of the issued and outstanding Common Shares (on an undiluted basis), Goldcorp must give the Company prior written notice of its intention to sell more than one (1%) percent of the then issued and outstanding Common Shares in any 30 day period and, upon receipt of such notice, the Company shall have five business days to purchase or designate the purchasers of all or any part of such shares, failing which Goldcorp may thereafter sell any remaining shares for an additional 30 days.

Goldcorp and Oceana are subject to standstill restrictions which include prohibiting Goldcorp and Oceana, subject to certain terminating events, from making a takeover bid or a tender an offer or participating as, or act in concert with, a bidder in any takeover bid or tender offer for any or all of the issued and outstanding Common Shares for a period of one year from the closing of the February 2018 Private Placement or, in the event of a Subsequent Financing, one year from the closing of the Subsequent Financing.

On September 5, 2018, the Company completed a private placement of 5,230,901 Common Shares at a price of $2.05 per share for aggregate proceeds of $10,723,347 (the “September 2018 Private Placement”, and together with the February 2018 Private Placement, the “2018 Private Placements”). As part of the September 2018 Private Placement, Goldcorp and Oceana exercised their participation rights and purchased 2,926,829 and 975,609 Common Shares, respectively, which represented approximately 13.6% and 15.57% of the issued and outstanding Common Shares, respectively, on a non-diluted basis immediately following the September 2018 Private Placement.

U.S. Registration

The Company is also a reporting issuer in the United States and required to file disclosure reports with the SEC under the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”) to provide information to public investors in the United States (in addition to the Company’s continuous disclosure obligations in Canada).

Stock Exchange Listings

The Common Shares are listed for trading on the TSX and the NYSE American under the symbol “GSV”. Prior to October 11, 2017, the Common Shares traded on the TSX Venture Exchange (“TSXV”).

Land Expansion

The Company has expanded the Railroad-Pinion Project by entering into various mining leases and options to purchase agreements. Between February 2016 and July 2016, the Dark Star Deposit was included, which expanded the Railroad-Pinion Project by approximately 3,880 gross acres (2,540 net acres). The Company paid US$279,000 upon execution of these agreements and is required to make combined annual lease payments of approximately US$16,500 on the first anniversary; the annual lease payments increase to approximately US$31,000 in years six to nine. The leases are for a primary period of 10 years and the Company has the option to purchase certain of the lands and claims for US$800,000 prior to commencing production. Certain leases are also subject to a 3% Net Smelter Return (“NSR”) with buy-down options of 1% for US$1,100,000. The Company has the option to extend the leases for an additional 10 years with annual lease payments of approximately US$31,000 per year, with provisions for further extension after that. If the Company exercises the purchase option, all applicable initial lease payments will be credited against future NSR payments.

On March 23, 2017 the Company announced the acquisition of a further 17,061.81 gross acres (17,237.21 net acres) to its land holdings’ at the south end of the Carlin Trend and control over certain additional key gold exploration targets contiguous with, and to the south of, the Dark Star Deposit and the Pinion Deposit. The acquisitions include cost-effective lease agreements with private mineral interest owners and newly staked claims. The total cost of these acquisitions was approximately US$222,121 with annual holding costs of approximately US$272,500 per annum.

Exploration

A discussion of exploration of the Railroad-Pinion Project is included under ITEM 6.1: “Material Mineral Project -Mineral Projects - Exploration” and ITEM 6.2: “Material Mineral Project - Recent Developments”.

Acquisitions

Strategic Investment in and Acquisition of Battle Mountain Gold Inc.

On May 6, 2016, the Company acquired, by way of private placement, a total of 10,481,435 common shares of Battle Mountain (“Battle Mountain Shares”) and 5,240,717 Battle Mountain Share purchase warrants, together representing 19.9% of Battle Mountain at a price of $0.35 per Battle Mountain Share for a total subscription price of $3,668,502.25.

After a Battle Mountain shareholders’ meeting, on June 14, 2017, the Company and Battle Mountain completed a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) whereby the Company acquired all of the issued and outstanding Battle Mountain Shares. Under the terms of the Arrangement, former Battle Mountain shareholders (other than the Company) received 0.1891 Common Shares plus $0.08 in cash for each Battle Mountain Share held. In addition, other than certain options to acquire Battle Mountain Shares that were cancelled, options and warrants to acquire Battle Mountain Shares became exercisable for Common Shares, all in accordance with the terms of the Arrangement.

Battle Mountain was a reporting issuer listed for trading on the TSXV under the symbol “BMG”, and effective June 14, 2017, Battle Mountain Shares were de-listed from the TSXV. Battle Mountain owns a 100% interest in the 5,500 acres Lewis gold project located in Lander County, NV within the Battle Mountain trend (the “Lewis Gold Project”).

Dispositions

No significant dispositions have been completed by the Company since the commencement of its financial year ended December 31, 2018.

ITEM 5:	DESCRIPTION OF THE BUSINESS

Summary

Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the Carlin Trend, NV, USA. The Company is a mineral exploration company engaged, indirectly through its subsidiaries, in the acquisition and exploration of mineral properties in NV, USA. None of the Company’s properties are currently in production.

Specialized Skill and Knowledge

Management is comprised of a team of individuals who have extensive expertise and experience in the mineral exploration industry and exploration finance and are complemented by an experienced board of directors. See ITEM 12: “Directors And Officers”.

Competitive Conditions

The Company competes with other mineral exploration and mining companies for mineral properties, joint venture partners, equipment and supplies, qualified personnel and exploration and development capital. See ITEM 7: “Risk Factors” below.

Cycles

Given the general weather conditions and exploration season in north central NV, the Company’s exploration and evaluation assets expenditures tend to be greater from April to December than in the rest of the year.

Environmental Protection

The current and future operations of the Company, including potential development activities on its Railroad-Pinion Project or areas in which it has an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standard, occupational health, wastes disposal, greenhouse gas emissions, protection and remediation of environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company’s properties. The Company attempts to diligently apply technically proven and economically feasible measures to advance protection of the environment throughout the exploration and development process. Current costs associated with compliance are considered to be normal.

Employees and Consultants

The Company maintains a head office in Vancouver, B.C. and a branch office in Elko County, NV.

As of March 22, 2019, the Company engaged the full time services of 8 geologists and engineers, 1 general manager, 1 warehouse manager and 1 office administrator based in the Company’s NV office (December 31, 2018 – 10 geologists, 1 warehouse manager and 1 office administrator) and 7 persons at its Vancouver head office (December 31, 2018 – 7 persons). As operations require, the Company also retains geologists, engineers, and other consultants on a short term or per diem basis in Vancouver and NV, and in the field at its Railroad-Pinion Project.

Foreign Operations

The Railroad-Pinion Project is located in NV and the Company maintains a branch office in Elko County, NV.

Reorganizations

In December 2017, the Company completed a series of transactions undertaken to simplify the holding and funding structure of GSV and its subsidiaries. Under the reorganization, JKR Gold Resources (USA) Inc. and JMD Exploration Corp. were wound-up to simplify the corporate structure. Battle Mountain Gold (USA) Inc. and Madison Enterprises (Nevada) Inc. merged, with Madison Enterprises (Nevada) Inc. as the surviving entity, to simply the ownership of the Lewis Gold Project.

ITEM 6:	MATERIAL MINERAL PROJECT

6.1	Mineral Projects

The Company considers the Railroad-Pinion Project comprised of its North Bullion Deposit, Dark Star Deposit and Pinion Deposit, the material mineral project for purposes of NI 43-101. Set forth below is certain mining and technical information in relation to those deposits. The Railroad-Pinion Technical Report is the Company’s current technical report for the Railroad-Pinion Project.

The technical information included in this section is a summary of the technical information disclosed in the Railroad-Pinion Technical Report. Any additional drilling or metallurgical results disclosed subsequent to the date of the Railroad-Pinion Technical Report are included in ITEM 6.2: “Material Mineral Project - Mineral Projects – Recent Developments”.

Project Description, Location and Access

The Company controls a significant and largely contiguous land position of approximately 53,769 gross acres (21,760 gross hectares) in Elko County, NV, referred to as the “Railroad-Pinion Project” or “Railroad-Pinion”.

The Company has been actively exploring the Railroad-Pinion Project since the acquisition of its original position in 2010, including its subsequent strategic acquisitions, through systematic geological model-driven and aggressive exploration programs, including geological mapping, geochemical and geophysical surveying and drilling. To date, the Company has identified three major deposits within the Railroad-Pinion Project: the Dark Star Deposit, the North Bullion Deposit and the Pinion Deposit. Exploration in 2016 and 2017 yielded positive drilling results at all three deposits, which led to the definition of additional resource potential. Mining and technical information regarding the Pinion Deposit can be found in the Annual Information Form. Mining and technical information for the North Bullion Deposit and Dark Star Deposit is set out below.

Railroad-Pinion is located along the Piñon mountain range at the southeast end of the Carlin Trend, approximately 442km west of Salt Lake City, Utah, and 467km east of Reno, NV. It is between 13 and 29km south of Interstate 80, which is a four lane, east-west, transcontinental highway that serves as the primary highway in northern NV.

Primary access to Railroad-Pinion is by a series of paved and gravel roads from Elko, NV (population 18,300). The Railroad-Pinion Project can be reached by travelling westbound from Elko for 32km on Interstate 80 to the town of Carlin (population 2,400), and then south on State Highway 278 for 24km. At Ferdelford Canyon, an all-weather, 24km-long gravel road leads east to the North Bullion Deposit. The Dark Star Deposit is similarly accessed east from Highway 278 along a gravel road located immediately north of Trout Creek. The Railroad-Pinion Project area may also be reached during the summer and autumn months by traveling 48km southwestward from Elko, NV on the Bullion Road, a dirt/gravel road. At both the North Bullion Deposit and Dark Star Deposit, historic and/or recently created exploration roads combined with four-wheel drive tracks allow for access to many of the known target and prospect areas.

Railroad-Pinion’s 53,769 gross acres of subsurface mineral rights are comprised of 30,141 gross acres (12,198 gross hectares) that are owned 100% as patented and unpatented lode mining claims and a further 23,628 gross acres (9,562 hectares) in subsurface mineral rights on private lands. The private land ownership ranges from 49.2% to 100% yielding a net position of 20,657 gross acres (8,360 gross hectares) of subsurface mineral rights for the private lands within the Railroad-Pinion Project area. The Company is pursuing minority interests in the key private land parcels. The subsurface mineral rights for the private lands are held under contractual arrangement via ‘Surface Use Agreement with Conditional Purchase Option’, ‘Mining Lease and Agreement’, and ‘Mineral Lease Agreement’ contracts. Patented claims, private surface and private mineral property are wholly-owned and subject to lease agreement payments and property taxes (paid on an annual basis) as determined by Elko County. The estimated holding cost for the patented mineral claims, private lands, and leased unpatented claims controlled by the Company is US$1,023,649 per annum. Unpatented lode mining claims grant the mineral rights and access to the surface for exploration activities which cause insignificant surface disturbance. The mineral right is maintained by paying a maintenance fee of US$155 per claim to the Department of Interior, Bureau of Land Management (“BLM”) prior to the end of the business day on August 31 every year. A notice of intent to hold must also be filed with the Elko County Recorder on or before November 1 annually along with a filing fee of US$12 per claim plus a US$4 fee document charge. The Company’s estimated maintenance cost for the current package of unpatented lode claims is an additional US$249,723 per annum. Thus, the total cost for maintaining the current Railroad-Pinion Project on an annual basis is US$1,273,372.

The Company controls sufficient ground and has sufficient permitting to access the Railroad-Pinion Project and continue future exploration programs. The Company currently has three plans of operations and two notices of intent in place for the Railroad-Pinion Project. It has drafted a Historic Properties Treatment Plan (“HPTP”) for archaeological sites within the Railroad Exploration Project Plan of Operations. The draft HPTP is currently being evaluated by the BLM. The Company has received a Reclamation Permit for the southern portion of the Railroad-Pinion Project that includes the Pinion Deposit and the Dark Star Deposit. This Reclamation Permit covers both private land and public land disturbances. Previously approved reclamation plans associated with these project areas will be closed by the respective permitting agency. No significant factors or risks were found which would limit the Company’s right or ability to perform work on the property.

Portions of the patented, unpatented and private lands are encumbered with production royalties predominantly in the form of standard Net (or Gross) Smelter Return agreements or Net Profit Interest agreements, with various buy down provisions, with the addition of a 3.5% NSR (relative to mineral interest) to Dominek Pieretti and Tusca Sullivan on Sections 3, 5, 7, 8, 9, 10, 15, 17, 19, 21, 29, 31, and 33, Township 29N, Range 53E, and Section 33, Township 30N, Range 53E. There is no current mineral production at the Railroad-Pinion Project. For further information, see ITEM 4.2: “General Development of the Business – Three Year History – Land Expansion”.

History

The Railroad Mining District was intermittently active as a copper, lead, silver, zinc and gold district from 1869 until the early 1960s, when modern exploration began. Since 1967, 15 companies have explored in the Railroad-Pinion Project area as a whole, conducting rock and soil sampling, surveying and drilling programs throughout the property. As the work progressed in the Railroad District new geologic interpretations plus base- and precious-metal surface sample results were combined with favorable drill results; expanding the target types being explored for and widening the range of commodities being explored for.

Pinion and Dark Star

Exploration activity at the southern portion of Railroad-Pinion dates back to the discovery of the Pinion Prospect in 1980 by Newmont Mining Corporation (“Newmont”) with the majority of the historic work being conducted in the late 1980s and early to mid-1990s. The historical work completed identified a significant zone of Carlin-type gold mineralization at the Pinion Prospect (section 22 and 27, T30N, R53E). In 1990, rock and soil sampling identified anomalous surface geochemistry in the area of the Dark Star Deposit. Follow-up drilling in 1991 resulted in the confirmation of bedrock hosted mineralization at the Dark Star Deposit (section 25, T30N, R53E).

Historic drilling identified an approximately north-south trending mineralized zone at the Dark Star Deposit, the Dark Star Corridor (“DSC”). The 1992 drilling defined a 90m thick zone of generally lower grade (<0.025 opt [0.85ppm] Au), somewhat bedding conformable mineralization. The mineralization remained open in three directions (north, east and west). Anomalous gold mineralization at the Dark Star Deposit was intersected over an area 610m along a north-south trend by up to 490m in width and to a depth of 690f. (210m) below surface. Highlight historic intersections at the Dark Star Deposit include 0.044 opt (1.58 g/t) gold (or “Au”) over 28.96 m in hole CDS-001 and 0.061 opt (2.1 g/t) over 76.20 m in hole CDS-053.

Several historic mineral resource estimates have been completed by a variety of companies for the Dark Star Deposit. A review of the historical data within the existing drill hole database did not identify any significant issues with these estimates. Where issues were found, original data was reviewed and the database was corrected. As a result, the historic drill data provides sufficient reliability to warrant the disclosure of the following historic mineral resource estimates. However, the historic estimates summarized below were calculated prior to the introduction of the standards set forth in NI 43-101 and current Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards for mineral resource estimation. The authors of the Railroad-Pinion Technical Report have referred to these estimates as “historic resources” and the reader is cautioned not to treat them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized. The historic resource estimate described below should not be relied upon and has only been included to demonstrate the mineral potential of the Dark Star Deposit. It has been superseded by a NI 43-101 mineral resource estimate for the Dark Star Deposit, which is included in the section entitled “Mineral Projects – Mineral Resource and Mineral Reserve Estimates – Dark Star”.

The historic mineral resource estimate calculated for the Dark Star Deposit, which also encompassed the Pinion Deposit, was completed in 1995 by Cyprus Metals. It comprises a polygonal estimate and a Multiple Indicator

Kriging estimate using Mintec’s MEDSystem software. The polygonal estimate incorporated both high density and low density drilling at, and surrounding, the zones of mineralization. Polygons were constructed using cross-sectional drill hole information and were classified as “proven” in areas where drill density was high (< 100ft, where polygons were projected <50ft on either side of a section). Polygons with drill hole spacing between 100ft and 200ft were classified as “probable” and those with relatively wide spacing >200ft were classified as “inferred”. The resource was calculated by summing all polygons with an average grade above a cutoff of 0.01opt Au. The original classification of the 1995 polygonal Pinion resource is not consistent with either NI 43-101 of CIM definition standards.

North Bullion

Historic exploration data has not been compiled for the North Bullion Deposit separately from that of the Railroad-Pinion Project as a whole. The North Bullion Deposit was a blind gold discovery in 2010, when a process of vectoring from surface gravity surveys, combined with geological models and geological drill hole data, led to favorable intercepts in the area and subsequent extensive exploration by the Company. The gold system remains open in all directions and spans an area of 400m by 1,200m. Historic resource estimates exist for the nearby POD and East Jasperoid deposits (as shown in the adjacent figure), but not for the North Bullion Deposit itself. For a discussion on the history of the Railroad-Pinion Project as a whole, see ITEM 6.1: “Material Mineral Project - Mineral Projects –History”, above.

Geological Setting, Mineralization and Deposit Types

Regional and Local Geology

Exploration work by the Company at the Railroad-Pinion Project is ongoing and the prospect-scale understanding of the geology and mineralization thus far encountered is evolving as result of the Company’s systematic approach to exploration and data analysis. However, the regional and local scale geological setting is relatively well understood and the below applies to both the Dark Star Deposit and North Bullion Deposit.

The Railroad-Pinion Project is located within the Carlin Trend, a northwest-southeast alignment of sedimentary rock-hosted gold deposits and mineralization, comprised of more than 40 separate gold deposits that have produced more than 80 million ounces of gold to date. Railroad-Pinion is centered on the fourth and southernmost dome-shaped window on the Carlin Trend in the Piñon Range. The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The Railroad-Pinion Project area covers a significant portion of the southernmost structural window within the Carlin Trend that exposes prospective Upper Paleozoic (Devonian – Pennsylvanian/Permian) units that host gold mineralization often associated with multilithic collapse breccias elsewhere in the district. The core of the Piñon Range is comprised of an allochthonous and autochthonous sequence of Ordovician through Mississippian marine sedimentary rocks. Folds are present, but horst and graben structure developed within a framework of high-angle faults dominates the structure of the range. Tertiary sedimentary rocks deposited in shallow, fresh water lakes and overlying intermediate to felsic tertiary volcanic rocks are present on the flanks of the range and within surrounding grabens.

Several aspects of the geologic setting complicate gold exploration in northern NV. The largest gold deposits are hosted in the carbonate-rich eastern facies of lower to middle Paleozoic rocks, with much less mineralization found in the allochthonous, western facies siliciclastic rocks. Because of this, most gold mineralization has been discovered where “windows” through the western facies rocks above the Roberts Mountain Thrust expose eastern facies rocks. Miocene volcanic rocks also obscure the underlying geology, almost certainly concealing numerous, to-be-discovered deposits. The extensional faulting distorts and dismembers pre-existing features (including ore deposits), making the projection of mineralized trends beneath younger cover rocks especially difficult.

Pinion

The geological setting including the stratigraphic units and the overall tectonic history of the Pinion Deposit is the same as that described below for the North Bullion Deposit. The Carlin-style gold mineralization of the Pinion Deposit is similar in setting and style to the mineralization of the North Bullion Deposit.

The Pinion Deposit lies at the southeastern end of the Carlin gold trend and is hosted by a sequence of Paleozoic sedimentary rocks exposed within large structural horst blocks in which the sedimentary rocks have been broadly folded into a southward plunging asymmetric anticline. The apparent dip of the western fold limb ranges from 10 to 25 degrees and the steeper eastern limb dips 35 to 50 degrees. Carlin-type mineralization at the Pinion Deposit is hosted in dissolution collapse breccia developed along the contact between the underlying Devonian Devils Gate Limestone Formation and the overlying Mississippian Webb Formation fine grained clastic sediments and Tripon Pass Formation silty micrite. The Pinion thrust occurs beneath or along the base of the deposit and emplaced Devonian Devils Gate Limestone on top of Mississippian Chainman sandstone. An additional zone of mineralization has been identified at the Pinion Deposit hosted within the Sentinel Mountain dolomite and the top of the underlying Oxyoke sandstone below the Devils Gate Limestone. Gold deposition is thought to have occurred contemporaneous with breccia development and with late silica flooding and quartz veining. Barite-rich breccias can also be observed associated with jasperoid bodies at surface.

Gold deposition is thought to have occurred during the Eocene at the same time as formation of the dissolution collapse breccia. Significant control on the distribution of gold appears to have been exerted by folding/horst development in that the highest grades and thickest mineralization occurs in the apical hinge portion of the coincident Pinion anticline and main horst block. Breccias and gold zones thicken noticeably towards high angle faults, which likely acted as conduits for the gold-bearing hydrothermal fluids.

Dark Star

The Dark Star Deposit lies along the DSC, a north-south zone of gold mineralization and alteration that has affected the Mississippian Chainman, and Pennsylvanian-Permian carbonate rocks. Gold mineralization at the Dark Star Deposit has been identified within a decalcified and silicified Pennsylvanian-Permian carbonate unit, consisting of debris flow conglomerate, bioclastic limestone, calcarenite, calcisiltite and minor silty mudstone. These carbonate host rocks were mapped by the United States Geological Survey as undifferentiated Tomera and Moleen Formations. The Dark Star Deposit is hosted in relatively younger, Pennsylvanian-Permian rocks compared to the rest of the Railroad-Pinion Project, however, its overall tectonic history is similar to other parts of Railroad-Pinion. Thus, the Dark Star Deposit lies stratigraphically up section relative to the remainder of the Railroad-Pinion Project.

Exploration at the Dark Star Deposit area has demonstrated the presence of Carlin-style gold mineralization. The gold mineralization is hosted along contacts with and within a west-dipping conglomerate and bioclastic limestone bearing unit sandwiched between overlying and underlying calcarenite and calcisiltite units. These sedimentary rocks are cut by thin rhyolite dikes along the DSC. Dark Star Deposit gold mineralization occurs in a 400 to 600m wide, 6km long, linear, north trending horst that is part of a structural zone defined as the DSC, which exposes altered and silicified Pennsylvanian siliciclastic and carbonate rocks. North-south trending gold mineralization at the Dark Star Deposit has been intersected over an area approximately 610m long, up to 490m wide and up to a depth of 210m below surface.

The detailed deposit models utilized by the Company are based on direct exploration and mine development experiences on the Carlin and Battle Mountain-Eureka gold trends by Company geologists and include the following elements; uplifted siliciclastic and carbonate rocks favorable for development of Carlin-style sedimentary rock-hosted gold deposits; similar geologic patterns of Paleozoic host rocks; similar geologic patterns of alteration and mineralization at Railroad-Pinion to well-documented disseminated gold deposits on the Carlin Trend; the presence of collapse style breccias at Railroad-Pinion that host gold mineralization; close proximity to a multi-phase igneous stock; dike/sill-filled fault corridors; and the presence of west-northwest, north-south, northeast and northwest striking faults and folds. The identification of these geologic patterns at the Railroad-Pinion Project lends credence to the mineralization models that are being used at the Dark Star Deposit.

North Bullion

The North Bullion horst is bounded to the east and west by younger, generally flat lying, dacitic to rhyolitic tuffs of the Indian Well formation which become more felsic upwards. The Indian Well formation contains phenocrysts of quartz, sanidine, hornblende and biotite within a pink to grey groundmass, and rests on top of an angular unconformity above the underlying Eocene Elko Formation in the eastern hanging wall of the North Bullion Fault Zone (“NBFZ”). The Eocene Elko Formation is found within the eastern hanging wall of the NBFZ and consists of thick to thinly bedded mudstone, sandstone, chert pebble conglomerate, fresh water limestone, and tuffaceous sediments.

The North Bullion horst itself consists of thick bedded, coarsening upward mudstone, sandstone and minor conglomerate of the Mississippian Chainman Formation which contains 1 to 7m thick dacite sills from 100 to 200m below the surface. Dacite dikes occur along steeply dipping faults within the NBFZ. In between the upper and lower

Chainman Formation is a sequence of mixed carbonate and siliciclastic rocks which are interpreted to belong to the Mississippian Tripon Pass Formation. Two layers within the Tripon Pass Formation act as informal marker units. Limestone 1 is a dark grey, laminated to thinly bedded micrite located at the top of the Tripon Pass Formation, and Limestone 2 is a grey, medium to thick bedded calcisiltite to calcarenite located approximately 55m below Limestone 1. The Tripon Pass Formation hosts the upper gold zone at the North Bullion Deposit and locally contains >6 g/t Au. The Tripon Pass Formation is underlain by the variably bedded sandstone, conglomerate and silty mudstones of the Mississippian Chainman Formation.

Underlying the Chainman Formation, in low angle fault contact is the Devonian Devils Gate Limestone, composed of grey, thick bedded calcarenite and minor micrite, between 60 to 150m thick. Dissolution collapse breccia developed at the top of the Devils Gate Limestone is host to high-grade gold within the lower zone at the North Bullion Deposit. In the northern portion of the deposit, silty mudstone of the Mississippian Webb Formation and silty micrite of the Mississippian Tripon Pass Formation, are important hosts to gold, and are preserved along the low angle fault contact between the Chainman Formation and the Devils Gate Limestone. Beneath the Devils Gate Limestone, there is a transitional contact into the Sentinel Mountain Dolomite that has an average thickness of 150m and is in transitional contact with calcareous sandstone of the underlying Oxyoke Formation. The Oxyoke Formation consists of cross bedded, well rounded quartz grains which are either matrix or grain supported, and is approximately 120m thick. Located between the Massif and West Strand faults there is tectonic and dissolution collapse breccia that extends from the lower contact of Limestone 1 to the top of the Devils Gate Limestone. Finally, the deepest drill holes at the North Bullion Deposit bottomed in thin to thick bedded dolomite of the Devonian Beacon Peak Dolomite.

Mineralization at the North Bullion Deposit occurs as Carlin-style disseminated gold that is focused in the footwall of the NBFZ. The footwall is a horst of Paleozoic siliciclastic and carbonate rocks, whereas the hanging wall is a deep graben filled with Tertiary volcanic rocks. In the footwall north-south-, northwest-, west-northwest- and northeast-striking faults appear to be important controls on mineralization.

In general, gold is hosted in two zones, a gently to moderately dipping upper zone of strongly sheared siliciclastic and carbonate rocks (a mixed composite of Mississippian Webb and Tripon Pass formations) and a flat lying, lower zone of dissolution collapse breccia developed above and within silty micrite of the Mississippian Tripon Pass Formation and calcarenite of the Devonian Devils Gate Limestone. Between strands of the NBFZ, breccia with both collapse and tectonic features propagated upwards through the Mississippian section incorporating Webb Formation silty mudstone, Tripon Pass Formation silty micrite and Chainman Formation sandstone.

Gold zones range from 105 to 400m in depth, and steepen from flat (10 degrees) to moderate (45 degrees) dips to the east, as they approach the eastern strand of the NBFZ. Gold is associated with sooty sulphides, silica, carbon, clay, barite, realgar and orpiment in addition to elevated As, Hg, Sb and Tl. High-grade (> 6 g/t Au) gold has been intercepted in both the upper and lower gold zones.

Intrusive relationships and tilting of units indicate the deposit formed during an Eocene event with synchronous intrusion, hydrothermal activity and extensional movement on graben-bounding faults. Dacite sills, dated at 38.2-38.8 Ma, intruded steeply dipping faults within the NBFZ and low angle, bedding parallel faults, capping the gold system. The margins of dacite dikes and sills are commonly sheared and some dacite occurs as clasts within mineralized dissolution collapse breccia, indicating continued movement along faults and hydrothermal activity after emplacement of the dacite. In fault steps within the NBFZ, the Eocene Elko Formation has the same moderate eastward dip as the underlying Paleozoic rocks. All of this evidence supports the formation of the North Bullion Deposit during a very dynamic, focused Eocene event with synchronous extension, intrusion and Carlin-style mineralization.

The detailed deposit models utilized by the Company are based on direct exploration and mine development experiences on the Carlin and Battle Mountain-Eureka gold trends by Company geologists and include the following elements; uplifted siliciclastic and carbonate rocks favorable for development of Carlin-style sedimentary rock-hosted gold deposits; similar geologic patterns of Paleozoic host rocks; similar geologic patterns of alteration and mineralization at Railroad-Pinion to well-documented disseminated gold deposits on the Carlin Trend; the presence of collapse style breccias at Railroad-Pinion that host gold mineralization; close proximity to a multi-phase igneous stock; dike/sill-filled fault corridors; and the presence of west-northwest, north-south, northeast and northwest striking faults and folds. The identification of these geologic patterns lends credence to the mineralization models that are being used.

Exploration

The Company has been exploring the Railroad-Pinion Project as a whole since 2010, discovering new exploration targets and advancing known prospects and deposits by executing systematic, geological model-driven and aggressive exploration. The Dark Star Deposit was acquired by the Company in 2014 as part of a larger land acquisition, and exploration work largely focused on this newly acquired property in 2015. Work completed in 2016 focused primarily on the Dark Star Deposit area, which included exploration at the Dark Star Main Zone, the Dark Star North Zone and the DSC. Exploration work has consisted of geological mapping, geochemical and geophysical surveys, soil and rock sampling, and drilling (discussed under the heading “Material Mineral Project – Mineral Projects – Drilling – Dark Star”, below).

To improve and standardize historical data, Company geologists have implemented a factual-based format of geological mapping (Anaconda Style) using multiple map layers to record, illustrate and synthesize geological data at a common scale. There is a significant and growing database of geophysical information for the Railroad-Pinion Project, including the Dark Star Deposit, which includes gravity, Controlled-Source Audio Magneto-Telluric (“CSAMT”) and ground magnetic surveys. These surveys have been employed to aid in identifying geological structures, key lithologies and zones of hydrothermal alteration related to mineralization. Additionally, the geophysical surveys have aided in drill hole targeting and have identified multiple exploration targets.

Drilling

The Company has conducted drilling on the Railroad-Pinion Project as a whole since 2010 to test the extent of known mineralization, support ongoing geological modelling and resolve current geological models. After the Company’s acquisition of the southern portion of the Railroad-Pinion Project in 2014, efforts focused on the Pinion Deposit and Dark Star Deposit and their surrounding areas.

Pinion

The Company first focused on the North Zone and northern portion of the Main Zone, after which the focus shifted to extending areas of known shallow gold mineralization along strike and at depth and to test newly identified exploration targets. From 2014 to 2015, the Company completed 81 reverse-circulation (“RC”) and diamond drill holes totalling 22,498.5 m. In 2016, the Company completed a total of 25 drill holes in the Pinion Deposit area totalling 8,053.7 m. Drilling at the Pinion Deposit was designed to extend known zones of mineralization, provide additional ‘in-fill’ data for specific zones, provide material for continued metallurgical testing (“met holes”) and included several holes that were intended to test the Irene geological/geochemical target west of the Pinion Deposit and the new Sentinel target to the north of the Pinion Deposit.

Dark Star

In 2015, the Company completed a two-phase drill program in the Dark Star Deposit area, completing 13 RC and diamond drill holes totalling 5,048.1m and identified significant gold mineralization. The drilling intersected a vertically extensive oxide gold zone hosted in variably silicified and quartz veined bioclastic debris flows and conglomerates within Pennsylvanian-Permian units that lie stratigraphically higher than the Devonian Devils Gate–Tripon Pass, host to the Main Pinion Zone of gold mineralization. The final 2015 drill hole at the Dark Star Deposit was a core hole (DS15-13, which twinned RC hole DS15-11) that had identified multiple significant intersections of gold mineralization approximately 500m north of the Dark Star Main Zone.

The primary focus of the 2016 drill program was the Dark Star Deposit area with 40 drill holes completed totaling 17,850m over the Dark Star Main and North Zone and along the DSC. The drilling at the Dark Star Deposit area extended the known mineralization of the Main Zone to the west and northwest and extended the zone of known mineralization into the new North Zone, joining the two targets, and highlighting the gold potential of the entire DSC. The results from the 2016 drilling at the Dark Star Deposit led to revised geological modelling and an updated NI 43-101 mineral resource estimate.

North Bullion

In 2010, the Company utilized gravity geophysical data and geological models to identify an untested target that lead to intercepts of 32m of 1.39g Au/t and 43.6m of 1.21 g/t Au in drill hole RR10-8 completed at the North Bullion Deposit. This blind discovery of sediment-hosted Carlin-style gold mineralization by the Company lead to more than 50% of drilling conducted from 2010 to 2013 within the North Bullion Deposit area. Additional drilling focused on testing geological, geophysical and/or geochemical targets for gold, silver and/or base metal mineralization.

Drilling conducted during 2012 and 2013 confirmed and expanded a significant Carlin-style, disseminated gold system at the North Bullion Deposit, and identified new mineralized zones at the Bald Mountain and Sylvania (Central Bullion) targets. Drilling at the North Bullion Deposit during 2015 focused on expanding a zone of higher grade gold mineralization within the “lower collapse breccia”. In 2016, the drilling program at the northern portion of the Railroad-Pinion Project was designed to extend known mineralization and to test new targets at the North Bullion Deposit, among other identified targets. Drilling at the North Bullion Deposit extended the zone of known mineralization to the north and northwest. The 2016 North Bullion drilling highlights included:

1.	a 65.6m core length interval of 3.17 g/t Au that includes a 8.5m interval of 11.16 g/t Au from drill hole RR16-01; and

2.	a 19.8m core length interval of 4.4 g/t Au that includes a 5.3m interval of 7.02 g/t Au from drill hole RR16-05.

Before September 15, 2017, the effective date of the Railroad-Pinion Technical Report, the Company completed a total of 5 RC/core combination drill holes at North Bullion that totaled 2,442.4m as part of its 2017 drill program. The program included step out drilling and testing of new targets at the northern part of the North Bullion area. Results from the drill program extended mineralization some 200m to the north from previous intersections in drill holes RR16-02 and RR16-05. Step-out holes an additional 300m to the north (RR17-04 and RR17-05) returned anomalous gold assays, with the intersections considered low grade and narrow to moderate thickness compared to intervals to the south. The North Bullion Deposit 2017 drilling highlights up to September 15, 2017 included:

1.	a 4.6m core length interval of 0.45 g/t Au in drill hole RR17-01;

2.	a 1.2m core length interval of 2.16 g/t Au in drill hole RR17-03; and

3.	a 24.4m core length interval of 0.46 g/t Au from drill hole RR17-04.

Sampling, Analysis and Data Verification

The sample collection, security, transportation, preparation, insertion of geochemical standards and blanks, and analytical procedures have been found to be within industry norms and best practices. The procedures utilized by the Company are considered adequate to insure that the results disclosed are accurate within scientific limitations and are not misleading. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Sampling and Analysis

All sampling is conducted under the supervision of the Company’s project geologists and the chain of sample custody from the field to the sample preparation facility is continuously monitored.

For surface sampling, a blank or certified reference material is inserted approximately every forty samples for soil and rock samples.

Drill core is collected from the drill rig by Company personnel and transported to the Company’s Elko, NV office on a daily basis. At the Elko facility, Company personnel complete the following:

1.	A geological log is completed on the whole core. Logs illustrate core recovery, sample intervals, lithologic data, hydrothermal alteration and structural features with respect to the core axis;

2.	The whole core is marked/tagged for sampling, and digitally photographed;

3.	Core is cut (rock sawed) and sawed core sample intervals are recorded on daily cut core sheets for review each day;

4.	Samples for geochemical analysis are collected with the remaining core for each retained in their original core boxes; and

5.	Standard reference materials (standards and blanks) are inserted into the sample sequence at a rate of approximately 1 in every 10 to 15 samples.

RC drill samples are collected by the drilling contractor using a wet sample splitter on the drill rig. Samples typically range from 5 to 20 pounds. Geochemical standards and/or blanks are inserted by Company geologists every 10 to 15 samples.

All samples are delivered to either ALS Chemex’s (“ALS”) or Bureau Veritas’ (“BV”) preparation facilities in Elko, NV or Sparks, NV where they are crushed so that +70% passes a 6mm screen, then it is finely crushed so that +70% passes a 2mm screen. A 250g (~0.5 pound) split (original pulp) is then selected and pulverized to better than 85% passing a 75 micron screen. Resulting pulps are shipped to either ALS or BV certified laboratories in Sparks, NV or Vancouver, BC. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (“AAS”) or by ICP-AES finish on a 30g aliquot. All other elements are determined using a 0.5g aliquot of the pulp that is analyzed by wet chemical methods that comprise aqua regia acid digestion followed by ICP-AES analysis. All samples that assay greater than 0.14ppm gold are follow-up assayed for Au by cyanide leach utilizing a 30g aliquot and a leach time of about an hour. The target areas that yield high levels of geochemical silver (or “Ag”) and greater than 0.14ppm Au are follow-up assayed for total Ag by four acid digestion followed by AAS finish and for Au and Ag by cyanide leach utilizing a 30g aliquot and a leach time of about an hour. The cyanide leach samples are finished using AAS.

All original geochemical analyses are completed by either ALS or BV, both internationally accredited independent analytical companies with ISO9001:2008 certification.

Quality Control and Data Verification

The following section details the Quality Assurance and Quality Control (“QA/QC”) program employed by the Company between 2010 and 2017.

For non-analytical field data, the Company employs a variety of protocols and procedures to insure data integrity. For example, during surface geochemical sampling (rock grab and soil sampling), samplers are required to enter sample locations and descriptive information into computers daily and locations are checked to eliminate data input errors. For non-analytical drill hole information, the Company employs a similar protocol of continuous data checking to insure the accurate recording within the drilling database. This includes both collar and down hole survey information as well as all geological and geotechnical information from both core and RC chip logging. These procedures are considered reasonable and adequate and insure data integrity.

The analytical portion of the QA/QC program employed by the Company aims to insure the overall accuracy and precision of the assaying that is performed on its drilling samples. To this end, Company personnel insert samples of standard reference materials (standards and blanks) into the Company’s sample stream, along with duplicate samples. The standard samples are certified to contain a known concentration of an element (or elements), in this case gold, including blank (pulp) samples that are a type of standard that are certified to contain Au below detectable limits for normal fire assay procedures. The Company’s protocol is to use several different standards which allow for a range of gold values during a drilling program and to insert one of these standard samples, selected at random, into the stream of drill samples at a rate of approximately 1 in 10. The quality control samples inserted alternate between a standard and a blank such that there is one of each in every 20 drill samples.

The QA/QC protocols employed by the Company throughout the 2010-2017 drilling programs at the North Bullion Deposit and Dark Star Deposit are consistent with industry standards and are considered to be adequate and appropriate for ensuring a high degree of accuracy and precision in the assaying of the samples that were produced by these programs. Although there appear to have been minor issues with specific standard reference materials, taken as a whole, the 2010-2017 QA/QC sampling did not identify any significant issues with respect to the overall accuracy and precision in assaying of the samples comprising the North Bullion and Dark Star drill assay database. Thus, the 2010-2017 drill data was considered by the authors of the Railroad-Pinion Technical Report to be sufficiently validated for inclusion in the Company’s drilling databases and for use in resource estimates.

Mineral Processing and Metallurgical Testing

Pinion

The Company submitted a total of 1,810 pulp samples from the 2014 and 2015 Pinion drilling programs for preliminary CN solubility “shaker leach” analyses. The samples comprised mineralized intervals from a total of 66 drill holes, comprising 57 - 2014 drill holes, 8 - 2015 drill holes and 1 historical hole, which were well distributed throughout the Pinion Deposit area. The samples comprised pulp material that is pulverized to 85% passing a 75 micron screen during the standard sample preparation process. The samples were originally assayed by the normal 30g Fire Assay (AA finish) procedure (“FA-AA”) and the population ranged from 0.016 ppm to 12.35 ppm gold with a simple mean value of 0.556 ppm gold and a length-weighted average value of 0.535 ppm gold. In addition, the samples were originally analyzed by ICP, with a multi-acid (near total) digestion, for silver and the population ranged from 0.010 ppm to 207.0 ppm silver with a simple mean value of 4.25 ppm silver and a length-weighted average value of 4.10 ppm silver.

The shaker leach analysis comprises a cyanide digestion of a 30 g aliquot of each sample pulp that is allowed to sit for a few minutes (up to an hour) and then the liquor is analyzed by atomic absorption (AA) for gold and silver. The analyses are designed to provide a very preliminary indication of the ease of leachability for the samples.

The 1,810 sample dataset can be separated into two main groups of mineralized lithologies, the largest of which being oxidized multilithic breccia (n=1044), which is the main host for gold mineralization at Pinion. The second group of samples comprises all other lithologies (n=766) and includes oxidized Tripon Pass limestone, Chainman Formation sandstone and Tonka Formation conglomerate. An analysis of the data suggests that there is only a small difference in the overall average leachability of the gold (and silver) from the two groups of samples. This is likely reflecting the extent of oxidation throughout the Pinion Deposit. The average leachability of gold for the entire dataset was 75.2% with the multilithic breccia samples averaging 76.7% and the other lithologies averaging 72.2% (for gold). Similarly, the overall leachability of silver from the entire dataset was 45.3% with the multilithic breccia samples averaging 46.5% and the other lithologies averaging 43.1% (for silver).

The majority of the individual zones that comprise the Pinion Deposit have CN gold leachability values > 80%. Furthermore, it appears that the overall average CN gold leachability value for the entire dataset (75.2%) appears to have been negatively biased by an excessive number of samples from just 1 zone within the deposit (SE-South Zone) that had an average CN gold recovery value of 57.6%. Thus, average CN gold recovery value for the entire dataset weighted by the number of sample intervals in each zone of the deposit is 76.0%.

The Company initiated a study during 2015 to establish the heap leachability of the Pinion material with stage one being bottle roll cyanide leach studies for two crush sizes, i.e., where 80% passes 10 mesh Tyler (1.7 mm) and another one of 80% passing 200 mesh Tyler (75µm). Stage Two of the study would be to conduct column and bottle roll cyanidation leach analyses utilizing half-cut drill core as a function of crush size.

In early 2016, a comprehensive bottle roll cyanide leach program was completed. The 2016 Pinion metallurgical test work was conducted on a total of 99 composite samples collected from a wide distribution of gold intercepts in 42 reverse-circulation drill holes and four core holes completed by the Company across the Pinion Deposit in 2014 and 2015. The sampling was conducted under the supervision of the Company’s chief geologist and consulting metallurgist and a secure chain of custody was maintained from the Company’s Elko, NV warehouse to the sample preparation facility in Reno, NV. The 2016 Pinion metallurgical characterization study was designed to be scoping in nature and was intended to establish the general metallurgical character of the resource. The composite samples ranged in depth from close to surface down to 425m and were mostly oxide with some composites containing low levels of sulfide sulfur and organic carbon.

The bottle roll tests for each composite sample were completed at both 10 mesh (2 mm) and 200 mesh (.074 mm) sizes. The average gold recoveries, weighted by calculated head grades of the composites, were 69.2% for material crushed to 10 mesh size and 80.3% for material crushed to the finer 200 mesh size.

The 2016 bottle roll characterization study indicated that a significant percentage of the gold within the oxidized collapse breccia host at the Pinion Deposit is recoverable using cyanide leach processing and that the low levels of sulfide and organic carbon present resulted in only a mild reduction in the cyanide solubility of the gold.

Dark Star

In 2016, the Company submitted 516 pulp samples from 15 of the RC drill holes completed in 2015 at the Dark Star Deposit for CN solubility “shaker leach” analyses. Similar to the Pinion Deposit, samples comprised pulp material that was pulverized to 85% passing a 75 micron screen during the standard sample preparation process. The samples were originally assayed by the normal 30g FA-AA procedure at BV’s laboratories in Reno, NV. The original FA-AA data for the sample set ranged from 0.022ppm to 14.10ppm gold with a mean value of 0.96ppm gold. The 516 Dark Star drill hole sample pulps were submitted for a simple CN leach test at ALS laboratories in Reno, NV. The CN leach tests include a CN digestion of a 30g aliquot of each sample pulp that is allowed to sit for one hour and then the liquor is analyzed by atomic absorption (AA) for gold (and silver). The analyses are designed to provide a preliminary indication of the leachability for the samples.

An analysis of the CN leach data relative to the original Fire Assay data suggests that the Dark Star Deposit mineralization is amenable to cyanide leaching. The CN leach data ranged from 0.02ppm to 14.05ppm gold with a mean value of 0.82ppm gold. Thus, the overall average CN leachability of gold using shake tests 85.8%. This data is sufficiently encouraging to warrant the initiation of additional test work on samples representing the Dark Star Deposit.

The Company submitted 1,945 pulp samples from 39 of the RC drill holes completed in 2015 and 2016 at the Main Dark Star and North Dark Star deposits for CN solubility analysis. The average gold recoveries averaged 88.9% in the Main Dark Star oxide zone and 89.9% in the North Dark Star oxide zone.

The results of the 2016 and 2017 metallurgical test work confirm the consistently oxidized nature of gold mineralization at the Dark Star Deposit and suggest that the deposit appears to be amenable to heap leach gold processing. Excellent correlation exists between the visual logging of oxidized zones containing limonite and/or hematite in drill samples and CN soluble gold assays. This ease of identification should support efficient mining operation. A minor amount of reduced, sulfide material occurs in deeper breccias intercepts to the east of the North Dark Star oxide gold zone and in the bottom half of the DS16-24 intercept; 81 samples from 3 drill holes returned gold recoveries of 36.1%. At West Dark Star, mixed and reduced sulfide material was intercepted in 471 samples from 9 drill holes for 41.9% recovery. Reduced zones in the deeper parts of oxide deposits are a typical pattern in Carlin type gold systems.

The results of the 2016 and 2017 Dark Star metallurgical test work allowed the Company to proceed with the definition of composites for bottle roll and leach tests. On September 25, 2017, the Company announced metallurgical results from bottle roll testing for CN solubility of Dark Star core samples. Bottle roll recoveries from -10 mesh size material averaged 88% for Dark Star oxide and transition materials. These results indicate that this material is likely to support heap leach processing.

North Bullion

A first-pass metallurgical test was completed on drill samples from the North Bullion Deposit. Three samples were selected from composited, quarter-cut North Bullion drill core. The samples were provided to Newmont USA Limited, a subsidiary of Newmont. Each sample was taken from drill core and was expected to be refractory. A scope of work was generated to conduct gold head assays (duplicate fire assays, cyanide leachable gold assays, and preg-rob assays), carbon and sulphur assays (with a LECO furnace) and a multi-element ICP-MS analysis. The tests were designed to determine if North Bullion Deposit mineralization is amenable to the established recovery technologies commonly used for Carlin-type ores.

Newmont provided the Company with two reports summarizing the results of metallurgical and mineralogical tests from the North Bullion Deposit. All three samples were characterized as carbonaceous and sulphidic refractory material with very different gold grades, arsenic grades and sulphide sulphur contents. The three samples assayed 2.30 g/t, 11.66 g/t Au and 8.06 g/t Au, respectively. Roaster recoveries were 83.1%, 90.0% and 78.8%, respectively, indicating that North Bullion mineralization is likely to be conducive to roaster processing. The cause of the recovery variances was not determined. Sulphide sulphur burns were between 94% and 96% and organic carbon burns were between 78% and 93%. The results suggest that the roast was complete. The calcines had calculated preg-rob values between 0 and 0.007opt (0.24ppm) with AA/FA ratios between 77% and 84%, further supporting the conclusion that all of the organic carbon was burned.

Mineral Resource Estimates

Pinion

A total of 505 drill holes guided the geological interpretation and estimation of the Pinion mineral resource. This total comprises 24 diamond drill holes and 481 RC drill holes that were completed from 1981 to 2015 with spacing between drill holes varying from 1 m to 1.25 km.

The Pinion assay file comprises 44,123 analyses of variable length from a variety of sampled lithologies, with roughly one quarter (11,166 assays) situated within the gold mineralized lodes. Upon completing the geological interpretation of the Pinion Deposit it became clear that the bulk of the mineralization is hosted in a multilithic, dissolution collapse breccia. Gold mineralization exhibits predictable lateral and strike continuity within this silicified and oxidized breccia which appears to have developed preferentially between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick bedded limestone or calcarenite of the underlying Devonian Devils Gate Limestone Formation.

The Pinion mineral resource estimate was calculated utilizing the gold and silver assay grades. Thorough documentation of the analytical methodologies adopted for all assays was not always recorded, but the available information indicates that gold analyses are the result of fire assaying with variable aliquot size and finishing technique, whereas the silver analyses are mainly by ICP. Further work on compiling the meta data associated with the assay database is recommended. This, and the fact that the Pinion assay database is incomplete with respect to silver analyses, is reflected in the classification of silver as only Inferred Mineral Resource, as defined according to CIM definition standards.

A total of 171 bulk density measurements were collected using the weight in air/weight in water methodology. An average nominal density of 2.58 kg/m3 for gold mineralization hosted in the multilithic collapse breccia. The selection of samples was completed on all of the stratigraphic horizons. The 171 density samples were examined by formation (geological unit) and also with respect to whether the samples were mineralized or not. Results indicate that a density of 2.58 kg/m3 is representative of the Pinion mineralization and was assigned to all mineralized blocks in the block model.

The Pinion Indicated and Inferred Mineral Resource estimation of gold and silver was calculated using inverse distance squared (“ID2”) for each of the eleven lodes. Initially for the 2014 Indicated and Inferred Mineral Resource estimation relating to the Pinion Deposit, both ID2 and ordinary kriging was used for resources estimation but due to the resultant validation of the block models it was decided to use the ID2 estimation technique as it best honoured the input composite grades. As such only ID2 estimation technique was used for this estimation. Estimation was only calculated on parent block model size of 10 m x 10 m x 3 m. All sub-blocks within the parent block were assigned the parent block grade. A block discretization of 3 x 3 x 3 was applied to all blocks during estimation. Each lode was estimated with ‘hard boundaries’, which means that only composite assays located within each lode were used to estimate the grade of the blocks within that lode.

There were four passes of estimation performed for each lode. The size of the an-isotropic search ellipsoid was based on the suggested ranges obtained from the variography. The maximum range of the gold variography suggested an anisotropic search radius of 275 m x 170 m x 25 m. As such the search ellipsoids used in the estimation of the blocks was incrementally increased with each run to a third search range which was similar to the maximum range observed in the variography. The final estimation ‘run’ the search ranges were expanded further to ensure all blocks were estimated with grade. The minimum sample criteria for the number of composites to be selected from the number of drill holes decreased with each run, as the search ellipsoid size increased. This was designed to ensure that the highest confidence blocks were estimated in the first couple of runs.

For the classification of “Indicated”, the blocks that had been estimated in estimation runs 1 or 2 utilizing a search ellipsoid of about a third of the suggested range identified in the variographic analysis were used as a guide. As such, these blocks exhibited a high level of confidence. This, in conjunction with the proximity of the 2014 and 2015 drilling and level of confidence in the geological interpretation, aided the decision to assign this area of the resource to the “Indicated” category. All blocks with an Indicated Mineral Resource classification were assigned with a code of two (2). The remaining resource situated within the optimized pit shell was classified as “Inferred”. All blocks with an “Inferred” classification were assigned a code of three (3).

It should be noted that only the gold estimation was assigned the Indicated Mineral Resource classification, as defined according to CIM definition standards. The silver resource has been classified as entirely Inferred Mineral Resource. Further validation work on the historic silver analyses and methodology is required along with additional infill sampling in order to increase the confidence in the silver model in order to bring it up to the standard of the gold model.

No portion of the current mineral resource has been assigned to the “Measured” category. The updated Pinion Indicated and Inferred Mineral Resource uses a cutoff grade of 0.14 g/t Au, which is constrained within an optimized pit shell and includes an Indicated Mineral Resource of 31.61 million tonnes at 0.62 g/t Au for 630,300 ounces of gold and an Inferred Mineral Resource of 61.08 million tonnes at 0.55 g/t Au for 1.081 million ounces of gold. The base case cutoff of 0.14 g/t Au. The mineral resource is presented at other cutoff grades for review ranging from 0.1 g/t Au to 1.0 g/t Au for sensitivity analyses. Resource blocks flagged as “reduced” were removed from the overall resource.

The Pinion Inferred Mineral Resource for silver is constrained in the same optimized pit shell as the gold resource. In addition, the silver resource is constrained by the gold lower cutoff grade of 0.14 g/t. The Pinion Deposit model yields an Inferred Mineral Resource of 92.69 million tonnes at 4.16 g/t Ag for a total of 12.4 million ounces of silver.

The Pinion mineral resource estimate resulted in an approximate 49% increase in gold ounces contained in the Indicated Mineral Resource category and a nearly 6% increase in gold ounces in the Inferred Mineral Resource category while maintaining grade throughout all categories in comparison to the previous maiden mineral resource.

Considerable metallurgical test work has been completed to date for Pinion, which includes analysis of the suitability of the gold and silver mineralization to cyanide soluble leaching methods. This test work obtained recoveries of gold ranging from 41.7 to 91.3%, with coincident recoveries of silver ranging from 31 to 62%. Further metallurgical test work is planned but these initial results are encouraging and warrant further investigation. More than 99% of the block modeled material is considered oxide mineralization.

The Pinion gold resource has been classified as comprising both Indicated and Inferred Mineral Resources according to recent CIM definition standards. The Pinion silver resource estimate has been classified entirely as an Inferred Mineral Resource. The classification of the Pinion gold and silver resources was based on geological confidence, data quality and grade continuity. No portion of the current mineral resource has been assigned to the “Measured” category. All reported mineral resources occur within a pit shell optimized using values of US$1,250 per ounce for gold and US$21.50 per ounce for silver. Indicated and Inferred Mineral Resources are not Mineral Reserves, as

defined according to CIM definition standards, and do not have demonstrated economic viability. There has been insufficient exploration to define the Inferred Mineral Resources as an Indicated or Measured Mineral Resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

In order to demonstrate that the Pinion Deposit has reasonable potential for eventual economic extraction the unconstrained resource block model was subjected to various preliminary pit optimization scenarios. The cost and mining criteria used in the whittle pit optimizer scenarios were standard for NV heap leach deposits and were run at gold prices of US$1,100/ounce, US$1,250/ounce, US$1,400/ounce and US$1,550/ounce. All mineral resources for the Pinion mineral resource have been reported within the optimized pit shell using prices of US$1,250/ounce of gold and US$21.50/ounce of silver. The volume and tonnage for the reported resources within the $1,250/ounce optimized pit shell represents approximately 71% of the total tonnage in the unconstrained block model at a 0.14 g/t Au block cutoff grade.

Dark Star

A maiden mineral resource estimate was calculated in early 2015 for the Dark Star Deposit area prior to the initiation and completion of the 2015 drilling campaign. Based upon positive results from the 2016 Phase 2 drilling at the Dark Star Deposit, an updated mineral resource was calculated in 2017. The 2017 updated mineral resource estimate, with an effective date of June 29, 2017, comprises an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totalling 265,100 ounces of gold, and an Inferred Mineral Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a lower cutoff grade of 0.20 g/t Au.

The 2017 mineral resource estimate for the Dark Star Deposit was based on the results of 23 diamond core holes and 135 RC drill holes from multiple historic and recent drilling campaigns completed from 1984 to 2016. Drilling ranges in spacing from 2 to 160m in the resource area. A total of 683 bulk density samples were collected from the 2015 and 2016 core holes, of which 260 bulk density samples were situated within the mineralized lode wireframes and were examined on a lode by lode basis. The average bulk density for the mineralized lodes ranges from 2.46 g/cm3 to 2.62 g/cm3, with an average bulk density of 2.54 g/cm3 for the Dark Star mineral resource. The Dark Star assay file comprised 25,376 analyses of variable lengths, of which 3,507 assays were situated within the gold mineralized lodes. The silver content of the deposit is negligible and therefore was not estimated.

The Dark Star Indicated and Inferred Mineral Resource was calculated using the inverse distance (“ID1”) method for each of the six lodes. The combined resource estimation was conducted using ID1 and was compared to ID2 and ordinary kriging estimations. A parent block model size of 6m (X) x 6m (Y) x 6m (Z) was chosen for the combined Dark Star and North Dark Star block model, with sub-blocking (down to 3m x 3m x 3m) to provide a better representation of lode volumes. Resource estimation was only calculated on parent blocks with all the sub-blocks within the parent block assigned the parent block grade.

The drill hole database was validated using the validation functions within the Micromine modeling software. No significant errors or issues were noted. Company personnel completed a re-logging program designed to examine archived RC drill chips in order to better understand the geological control(s) on mineralization observed at Dark Star and to standardize the recorded geological information between drill holes completed by different companies and logged by different geologists.

The updated Dark Star resource estimate has been classified as comprising both Indicated and Inferred Mineral Resources according to CIM definition standards. This classification was based on geological confidence, data quality and grade continuity.

The most relevant factors used in the classification process were:

1.	Drill hole spacing density;

2.

Level of confidence in the geological interpretation, which is a result of the extensive re-logging of drill chips. The observed stratigraphic horizons are easily identifiable along strike and across the deposit which provides confidence in the geological and mineralization continuity;

3.	Estimation parameters i.e. continuity of mineralization;

4.	Proximity to the recently completed 2015 and 2016 drill holes; and

5.	Drill hole database data density.

All reported mineral resources occur within a pit shell optimized using values of US$1,250 per ounce for gold. In the opinion of the “qualified person” (as defined in NI 43-101) who prepared the estimate, the reported Dark Star gold resource has reasonable prospects for eventual economic extraction.

There has been no classification of Measured Resources at the Dark Star Deposit. There remains uncertainty associated with the historic drilling database including a lack of down hole surveys and missing original laboratory assay certificates along with a lack of QA/QC data. Additional infill drilling results (as discussed under ITEM 6.2: “Material Mineral Project - Mineral Projects – Recent Developments”) have been released since the effective date of the Dark Star Resource Estimate that have led to an increased level of confidence in the database and geological and resource models. These results have expanded the Dark Star gold zone beyond the resource block model and are expected to improve the grade of the estimate.

North Bullion

Based upon historic drilling and drilling from 2010 to 2017, a maiden mineral resource estimate was presented for the North Bullion Deposit as of September 15, 2017, in accordance with NI 43-101 regulations and using the CIM Definition Standards for Mineral Resources and Mineral Reserves.

The North Bullion Deposit resources have been estimated within three dimensional solids that were created from cross-sectional lode interpretation based upon a database of 503 drill holes that were used to guide the geological and mineralization interpretation. The upper contact has been cut by the topographic surface. Grade estimation was based upon 6,941 samples from 232 holes that are within the mineralized lodes. Grade was estimated into a block model with parent block size of 10m (X) by 10m (Y) by 3m (Z) and sub-blocked down to 5m (X) by 5m (Y) by 1.5m (Z). A total of 272 bulk density samples situated within the mineralized wireframes were examined on a lode by lode basis. The average density for the lodes ranges from 2.33 grams per centimeter cubed (g/cm3) to 2.71 g/cm3 with an overall average bulk density of 2.68 g/cm3. Grade estimation of gold was performed using the ID2 methodology. The Indicated and Inferred Mineral Resources are constrained within a drilled area that extends approximately 2.75km along strike to the north, 0.95km across strike to the east and up to 600m below surface. The Sweet Hollow and POD oxide Indicated and Inferred Mineral Resource uses a cutoff grade of 0.14 g/t Au, which is constrained within an optimized pit shell and includes an Indicated Mineral Resource of 2.92 million tonnes at 0.96 g/t Au for 90,100 ounces of gold and an Inferred Mineral Resource of 3.36 million tonnes at 0.43 g/t Au for 46,600 ounces of gold. The North Bullion, Sweet Hollow and POD sulphide Inferred Mineral Resource uses a cutoff grade of 1.25 g/t Au, which is constrained within an optimized pit shell, and is comprised of 2.05 million tonnes at 2.60 g/t Au for 171,400 ounces of gold. The North Bullion underground Inferred Mineral Resource, which is reported at a 2.25 g/t Au lower cutoff grade, comprises 5.55 million tonnes at 3.29 g/t Au for 587,700 ounces of gold. The pit constrained and underground constrained block modeled resources utilize a price of $US1,350/ounce for gold along with a number of generalized costs for NV Carlin-type mining operations to establish the recommended lower cutoff grades. The classification of these resources was based on geological confidence, data quality, data density and grade continuity.

Indicated and Inferred Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There has been insufficient exploration to define the Inferred Mineral Resources as a Measured Mineral Resource, as defined according to CIM definition standards, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

The North Bullion, Sweet Hollow and POD Mineral Resource Estimate(1) with Cutoff Grades

		Au Cutoff	Tonnage	Average Au	Contained
Classification	Type	Grade	(million metric	Grade	Au(2)
		(gpt)	tonnes)	(gpt)	(troy ounces)
Pit Constrained
Indicated	Oxide	0.14	2.92	0.96	90,100
Inferred	Oxide Sulphide	0.14	3.36	0.43	46,600
		1.25	2.05	2.60	171,400
Inferred Subtotal
		0.14, 1.25	5.42	1.25	218,000

Underground
Inferred	Sulphide	2.25	5.55	3.29	587,700

Pit Constrained and Underground Inferred Total
Oxide/Sulphide		0.14, 1.25, 2.25	10.97	2.28	805,800

(1)	Mineral Resources are not Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. There has been insufficient exploration to define the Inferred Mineral Resources tabulated above as an Indicated or Measured Mineral Resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a Mineral Reserve in the future.

(2)	Contained troy ounces may not add due to rounding.

Validation, a re-logging program and re-interpretation of historic drilling has been undertaken to improve the geological understanding and models and to improve the quality of the database. In the opinion of the authors of the Railroad-Pinion Technical Report, the database is suitable for resource estimation and the current drill hole database is deemed to be in good condition and suitable to use in ongoing resource estimation studies. Confirmation drilling has also confirmed and reproduced the mineralization reported in historic drill holes that predate the 2010 to 2017 drilling results and as such the historic data is considered to be sufficiently validated of a quality suitable for resource estimation. Ideally, further twin/confirmation drilling should be performed to establish that there is no bias. Assay certificates and historic geological logs for most of the historic drill holes were recovered; however, there are little to no preserved cuttings or core for the historic drill holes.

In order to demonstrate that the North Bullion, Sweet Hollow and POD gold deposits have potential for future economic extraction, the unconstrained resource block model was subjected to a series of whittle pit optimizations and underground scenarios. The criteria used in the whittle pit optimizer were considered reasonable for NV heap leach deposits as well as conventional sulphide processing. The open pit oxide constrained resource utilized a greater than 0.1 g/t Au interpreted wireframe/lode cutoff and a 0.14 g/t Au reporting lower cutoff for the block model for the POD and Sweet Hollow deposits. For the North Bullion Deposit the open pit sulphide (reduced) constrained resource utilized a greater than 0.3 g/t Au interpreted wireframe/lode cutoff and a 1.25 g/t Au lower cutoff for the block model. The underground resource was constrained using a 1 g/t Au interpreted lower cutoff to constrain the wireframe/lode. The blocks within this were then estimated and reported at a lower cutoff of 2.25 g/t Au which represents expected underground costs associated with a potential block and cave mining scenario.

Exploration and Development

Pinion

The mineral resource estimate for the Pinion Deposit is reported at a range of gold cutoff grades, from 0.1–1.0 g/t, for both Indicated and Inferred Mineral Resource categories for gold and silver, respectively. For reporting purposes, the mineral resource estimate was constrained within an optimized pit shell using a gold cutoff grade of

0.14 g/t Au. The Pinion Deposit mineral resource estimate comprises an Indicated Mineral Resource of 31.61 million tonnes averaging 0.62 g/t Au, representing a total of 630,300 contained ounces of gold, and an additional Inferred Mineral Resource of 61.08 million tonnes averaging 0.55 g/t Au, representing a further 1,081,300 ounces of gold. The Pinion Deposit silver resource estimate was constrained to the gold block model and was classified entirely as an Inferred Mineral Resource. The Pinion silver Inferred Mineral Resource comprises 92.69 million tonnes averaging 4.16 g/t (Ag), representing a total of 12,401,600 contained ounces of silver. All reported resources include only oxidized mineralization.

The Pinion mineral resource estimate was constrained within a drilled area that extends approximately 2.85 km along strike to the north-northwest, 1.1 km across strike to the east-northeast and 400 m below surface. The predominantly oxide gold-silver mineralization comprising the deposit was estimated within three dimensional solids that were created from cross-sectional lode interpretation with the upper contact cut by the topographic surface. Lode interpretation was completed using a validated database comprising 24 core and 481 RC drill holes, with an average drill hole spacing of 20 m for the Main and North Zones and 80 m for the surrounding mineralized area. A total of 11,166 samples were flagged within the interpreted mineralized lodes yielding a total of 5,756 gold and 3,511 silver composite samples at a length of 3.05m. No capping of the gold dataset was required (no significant outlier assay results). A total of six high grade silver composites were capped to 65 g/t Ag. Grade estimation for gold and silver was completed using the ID2 methodology applied to a 10 m (X) by 10 m (Y) by 3 m (Z) block model (with sub-blocking down to 5 m x 5m x 1 m). A total of 171 density measurements made during 2014 on diamond drill core samples were used to establish an average nominal density of 2.58 kg/m3 for mineralization hosted in the main multilithic collapse breccia unit.

Dark Star

Exploration work currently in progress at the Dark Star Deposit includes a large scale RC and core drilling program. The drill program commenced in May 2017 and was designed to test extensions and grow the current Dark Star mineral resource to the north, west, east, and at depth and to test new targets within the DSC and south of Dark Star. The results of this drill program that have been released to date are discussed under the ITEM 6.2: “Material Mineral Project - Mineral Projects – Recent Developments”.

Further work on compiling the metadata associated with the Dark Star drill hole database is also recommended in the Railroad-Pinion Technical Report. The metadata encompasses all of the information associated with the drill hole database used to calculate and evaluate the resource, including the collar and down holes survey information, laboratory used, sample numbers, the assay certificate numbers, the analysis methods and detection limits. Exploration and some infill confirmation drilling are required at the Dark Star Main Zone, including some core holes, in order to build upon the chip re-logging program to develop and refine the geological and mineralization models. A preliminary economic assessment is warranted and in progress.

North Bullion

The Company has continued to confirm the presence of an important sedimentary rock-hosted gold system at the North Bullion Deposit. Drilling to date has intersected Carlin-style gold mineralization with high grades in a number of intercepts and continues to indicate that the North Bullion discovery is a significant sulphide refractory gold deposit that remains open in multiple directions. Continued step-out and offset drilling is warranted for the lower collapse breccia zone. Further work, including additional drilling to expand and improve the confidence in the current mineral resource and to provide material for metallurgical work to characterize the North Bullion Deposit is warranted.

The North Bullion, Sweet Hollow and POD deposits require metallurgical characterization of the gold zones with initial gold cyanide shake, bottle roll and column testing of oxide and mixed oxide-sulphide material, along with floatation and roaster testing of sulphide dominated material.

Continued fieldwork comprising geological mapping, geochemical surveying and geophysical surveying is also warranted throughout the property to identify and refine additional drill targets. The results of gravity and CSAMT surveys completed to date are encouraging and the continued use of these techniques is strongly recommended. Additional geophysical surveying, including seismic lines, is recommended in the North Bullion area where thick volcanic rock sequences or colluvium conceal target opportunities. Continued geological modelling and resource estimation is recommended for the North Bullion mineralized zones along with additional metallurgical investigations and, possibly, preliminary engineering studies. The results of the modelling exercise may assist target definition for the proposed in-fill and step-out drilling that is warranted at the North Bullion Deposit.

Recommendations for the Railroad-Pinion Project

Based upon the results to date, the authors of the Railroad-Pinion Technical Report recommend an aggressive exploration program for the Railroad-Pinion Project area involving surface exploration, additional exploration drilling, resource expansion and infill drilling, along with continued metallurgical test work.

The authors recommend a total of 11,280m of RC and core drilling for the Railroad project area for a total cost of US$2,800,000 for 2017-2018. In addition, a total of 37,520m is recommended for the Pinion Deposit area in 2017-2018 at an additional estimated cost of US$8,287,000. In addition to the drilling, other recommended exploration activities at the Railroad-Pinion Project include geological mapping, geochemical sampling, and ground geophysical surveys (controlled source audio-frequency magnetotellurics, gravity and seismic) as well as a number of metallurgical, engineering and environmental studies. The estimated cost to conduct the proposed property wide exploration activities over the entire Railroad–Pinion Project area is US$5,220,000. The recommended drilling at the Railroad-Pinion Project along with other geological, geophysical, engineering and environmental studies and a contingency of ~7% yields an overall budget to complete the recommended work of US$17,450,000.

The Company has incorporated these recommendations in its activities at the Railroad-Pinion Project to date, and for its 2018-2019 work plan.

6.2	Recent Developments

No material changes have occurred since the Railroad-Pinion Technical Report. Results of the exploration that occurred since the Railroad-Pinion Technical Report are summarized below.

Railroad-Pinion Project

The Company has reported positive results from its 2017 and 2018 drill program subsequent to the Railroad-Pinion Technical Report. The Company is working to incorporate the results of the 2017 and 2018 drill programs into a revised geologic model to potentially convert certain mineral resources previously classified as Inferred to Indicated or Measured and is working towards a pre-feasibility study for the Railroad-Pinion Project.

In 2017, the Company completed a total of 47 drill holes on the Dark Star Deposit totalling 15,324m over the Dark Star Main and North Zones, and along the DSC. The drilling associated with the Dark Star Deposit was designed to extend known mineralization to the west, north, and south, as well as begin infilling drill spacing within the deposit footprint.

As disclosed in the news release dated October 5, 2017, the Company reported drilling results with respect to the Dark Star Deposit as follows:

1.

In the east-central portion of the Dark Star Deposit, DS17-14 intersected multiple zones of oxidized gold mineralization including 25.9m of 0.88g Au/t. This intercept expanded the Dark Star gold zone 140m to the east beyond the resource block model.

2.

To the west of the Dark Star Deposit, DS17-06 intersected 25.9m of 1.51g Au/t approximately 70m west of the existing Dark Star block model. DS17-06 and DS17-14 confirmed the openness and expansion potential of the Dark Star Deposit.

3.

Core holes DS17-05, DS17-07 and DS17-09 returned 22.7m of 0.54g Au/t, 41.2m of 0.56g Au/t and 47.6m of 0.67g Au/t respectively. These holes were designed to enhance and upgrade the geological understanding of wide-spaced, historic RC drill holes; to provide material for metallurgical samples within the block model; and confirm tenor and grade of the block model at these locations.

On November 7, 2017, the Company announced results from 11 exploration and infill holes at the Dark Star Deposit, which either confirmed or outperformed the resource block model which are summarized in the related material change report. In particular, infill core hole DS17-20 intersected 136.0m of 2.67g Au/t approximately 30m north of DS16-03B (101.2m of 1.54g Au/t) and approximately 90m south of DS16-08 (126.2m of 4.07g Au/t). These results are expected to improve the grade of the current block model in the northern portion of the Dark Star Deposit. Further infill drilling results were announced on December 7, 2017, which continued to confirm the resource block model and are expected to improve the grade in the relevant portion the block model.

On November 15, 2017, the Company announced results from 8 exploration scout holes completed west-northwest and north of the North Bullion Deposit. Core hole RR17-06 intersected 41.7m of 1.91g Au/t, including a higher-grade zone of 7.6m of 6.32g Au/t. This intercept is approximately 375m west-northwest of the closest mineralized drill hole and identifies a new gold zone outboard from the North Bullion maiden mineral resource estimate (as discussed below). The North Bullion Deposit mineralized zone remains open in a number of directions and warrants further drilling.

On November 21, 2017, the Company announced results from 11 of 19 completed RC and core holes at the Pinion Deposit. The Pinion drilling was designed to upgrade and potentially add to resources by reducing drill spacing in critical portions of the deposit and expand drill coverage near the margins of the current pit design for possible resource additions. All 11 drill holes intersected oxidized and altered multi-lithic dissolution collapse breccia (mlbx), the principal Pinion host rock, and seven of the holes returned significant, higher-grade intercepts greater than one gram per tonne. Results included 56.4m of 1.68g Au/t in PIN17-02, 42.7m of 1.23g Au/t in PIN17-10, 15.2m of 1.66g Au/t in PIN17-04 and 32.0m of 0.89g Au/t in PIN17-05. In most instances, the new results either confirmed or outperformed the expectations in the current resource estimate block model.

On January 23, 2018, the Company announced results from nine Dark Star Deposit infill holes and five exploration drill holes. The near-surface oxide intercepts from the infill holes included the thickest and highest-grade intercepts drilled to date at the Dark Star Deposit, confirming the potential of a thick, laterally-continuous zone of near-surface oxide mineralization.

Highlights include infill hole DS17-35, which intersected 237.8m of 2.96g Au/t, including 93.0m of 5.06g Au/t, and infill hole DS17-37, which intersected 141.8m of 3.32g Au/t, including 25.9m of 8.63g Au/t. These results outperformed the current resource block model with higher average gold grades than predicted. They also demonstrated that gold mineralization begins at or near the current topographic surface and is shallower than predicted by the model, and that mineralization extends 35m to 42m below what was predicted.

With respect to metallurgical test work subsequent to the Railroad-Pinion Technical Report, on October 25, 2017, the Company announced that columns were completed on -12.5mm and -25mm size material. Gold recoveries on -12.5mm size material averaged 86.5% for Dark Star oxide and 70.0% for partially oxidized material. These results confirmed that Dark Star material is likely to support conventional heap leach processing.

On March 23, 2018, the Company exercised its NSR buy-down option under its lease agreement (the “Pereira Lease”) with Pereira Family, LLC (“Pereira”) to reduce the NSR royalty from five percent (5%) to two percent (2%), upon making a lump-sum payment of US$3.5 million to Pereira. The Pereira Lease, entered into in November 2012, granted the Company exclusive rights to explore, develop and mine varying percentage holdings in approximately 21,296 net mineral acres within the Pinion Deposit and the Dark Star Deposit.

On April 11, 2018, the Company announced results from 25 drill holes at the Dark Star Deposit. On the western side of the Dark Star Deposit, DR18-06 intersected 53.4m of 0.92 g Au/t, including 6.1 of 2.47 g Au/t; and 77.7m of 1.57 g Au/t, including 9.1m of 4.74 g Au/t. DR18-07 intersected 132.6m of 0.63 g Au/t, including 16.8m of 1.58 g Au/t. These results, along with results in DR18-04 and DR18-05, outperform what was predicted in the resource block model by extending gold mineralization below the current resource model and to the west of the Ridgeline fault. DR18-19 intersected 126.5m of 1.18 g Au/t, including 25.9m of 2.43 g Au/t. This intercept is thicker than predicted by the resource block model. DR18-08 intersected 80.8m of 1.56 g Au/t, including 27.4m of 3.03 g Au/t. This intercept is higher grade than predicted by the resource block model.

On April 17, 2018, the Company announced results from 22 drill holes at the Pinion Deposit. In the Pinion Main Zone, PR18-03 intersected 19.8m of 2.43 g Au/t, including 12.2m of 3.53 g Au/t. This nearsurface, oxide intercept is higher-grade than predicted by the resource model. On the west side of the Pinion Deposit, PR18-11 intersected 21.3m of 0.72 g Au/t and PR18-30 intersected 10.7m of 0.89 g Au/t. These positive results extend shallow oxide mineralization to the west, and in the case of PR18-30, convert waste blocks to mineralized blocks in the resource block model. On the south side of the Pinion Deposit, PR18-14 intersected 33.5m of 0.83 g Au/t, including 6.1m of 2.68 g Au/t. The results confirm the resource block model and indicate that gold mineralization extends below the current resource model.

On May 8, 2018, the Company announced results from 35 drill holes at the Pinion Deposit. On the southwest side of Pinion, PR18-52 intersected 22.9m of 1.17 g Au/t, including 12.2m of 1.73 g Au/t; PR18-29 intersected 32.0m of 0.68 g Au/t, including 10.7m of 1.38 g Au/t; and PR18-42 intersected 22.9m of 0.53 g Au/t. These intercepts are near-surface, higher-grade than predicted by the resource model, and are outside of the west highwall of the resource pit. Collectively, these drill intercepts suggest near-surface, oxide resource expansion potential exists to the southwest of the deposit.

Also, on the southwest side of the Pinion Deposit, PR18-47 intersected 12.2m of 1.62 g Au/t, including 6.1m of 2.74 g Au/t; PR18-60 intersected 18.3m of 1.20 g Au/t, including 6.1m of 2.62 g Au/t; PR18- 27 intersected 10.7m of 2.96 g Au/t; PR18-22 intersected 16.8m of 1.35 g Au/t; and PR18-48 intersected 15.2m of 0.91 g Au/t, including 4.6m of 1.95 g Au/t. These intercepts are nearsurface, higher-grade than predicted by the resource model, and have higher AuCN ratios (73- 87%) than currently modeled. AuCN ratios are a first-pass estimate of the potential gold recovery and ratios >70% are indicative of an oxide deposit.

Along strike to the southeast of the Main Zone, PR18-26 intersected 77.7m of 0.77 g Au/t, including 19.8m of 1.49 g Au/t. The intercept is thicker and higher-grade than predicted by the resource block model. Along strike to the northwest of the Main Zone, PR18-45 returned 50.3m of 0.60 g Au/t, including 18.3m of 1.10 g Au/t. Mineralization begins at the topographic surface, and is thicker and higher-grade than predicted by the resource block model.

On May 15, 2018, the Company announced results from four RC drill holes at the Dark Star Deposit. In the northern portion of Dark Star, DR18-26 intersected 54.9m of 1.64 g Au/t, including 18.3m of 3.04 g Au/t. This intercept is higher-grade and thicker than predicted by the resource model. DR18-26 also intersected 12.2m of 1.36 g Au/t beginning at the topographic surface. The lower 30m of the 54.9m intercept in DR18-26 is in the footwall of the north-striking Ridgeline fault and, more importantly, confirms a new high-grade target to the west that was previously identified in DS17-35 and DS17-37, two of the best holes ever drilled at the Railroad-Pinion Project. DS17-35 returned 237.8m of 2.96 g Au/t, including 93.0m of 5.06 g Au/t while DS17-37 yielded 141.8m of 3.32 g Au/t, including 25.9m of 8.63 g Au/t.

On June 6, 2018, the Company announced results from 43 drill holes at the Pinion Deposit. On the southwest side of Pinion, seven RC holes (PR18-92, -93, -95, -96, -97, -98 and -99) returned near-surface intercepts that are higher-grade than predicted by the resource model, and outside the current highwall of the resource pit. Intercepts include 12.2m of 1.14 g Au/t in PR18-97; 15.2m of 1.42 g Au/t, including 6.1m of 3.18 g Au/t in PR18- 98; and 12.2m of 0.79 g Au/t in PR18-99. These intercepts are step-outs to the north and west from PR18-52 (22.9m of 1.17 g Au/t, including 12.2m of 1.73 g Au/t); PR18-29 (32.0m of 0.68 g Au/t, including 10.7m of 1.38 g Au/t); and PR18-42 (22.9m of 0.53 g Au/t). Collectively, these southwest Pinion Deposit drill intercepts suggest near-surface, oxide resource expansion potential exists to the south and west of the Pinion Deposit, where mineralization remains open.

On the east side of the Pinion Deposit, PR18-72 intersected 50.3m of 0.48 g Au/t; PR18-73 intersected 19.8m of 0.62 g Au/t; PR18 -74 intersected 77.7m of 0.54 g Au/t, including 9.1m of 1.90 g Au/t and 6.1m of 1.36 g Au/t; and PR18-76 intersected 16.8m of 1.27 g Au/t including 4.6m of 3.84 g Au/t. These oxide intercepts are hosted within a thicker portion of the multilithic host horizon and extend mineralization below the current resource model. Also, on the east side of the Pinion Deposit, PR18-78 intersected 56.4m of 0.69 g Au/t, including 6.1m of 1.42 g Au/t; PR18-84 intersected 118.3m of 0.43 g Au/t, including 12.2m of 1.28 g Au/t; and PR18-85 intersected 86.9m of 0.50 g Au/t, including 24.4m of 1.05 g Au/t. These intercepts are thicker and higher-grade than predicted by the resource model and are located immediately behind the current highwall of the resource pit. Drill holes PR18-72, -73, -74, -76, -78, -84 and -85 established continuity of mineralization at depth and to the east, in addition to confirming a thicker multilithic breccia host section than predicted by the resource model. These holes suggest resource expansion potential exists to the east of the Pinion Deposit.

On June 13, 2018, the Company announced results from seven RC drill holes at the Dixie deposit (the “Dixie Deposit”), representing the first systematic drilling ever undertaken at the Dixie Deposit which lies approximately four kms south of the Dark Star Deposit. Two new RC holes west of the original Dixie prospect have intersected thick zones of gold mineralization hosted in pervasively altered and variably oxidized debris flow conglomerate and calcarenite--the same host section as the Dark Star Deposit. DX18-06 intersected 67.1m of 1.05 g Au/t, including 13.7m of 1.63 g Au/t and 9.1m of 2.30 g Au/t; and DX18-07 intersected 33.5m of 0.65 g Au/t, including 3.0m of 2.25 g Au/t and 3.0m of 1.08 g Au/t and a second intercept of 51.8m of 0.28 g Au/t. These are the thickest and highest-grade intercepts drilled to date at the Dixie Deposit, once again confirming the host potential of the Penn-Perm carbonate rocks and the abundance of exploration opportunities in the Railroad District.

On July 17, 2018, the Company announced results from 19 RC drill holes at the Dark Star Deposit. The exceptional results confirmed that the Dark Star Deposit may be emerging as a major Carlin gold occurrence where a larger-than-expected ridgeline fault system had played a significant role in concentrating higher grade gold.

On July 26, 2018, the Company announced results from 28 exploration drill holes at the Jasperoid Wash deposit (the “Jasperoid Wash Deposit”). Drilling has outlined a zone approximately 1,150m long (striking north-northeast) by 650m wide (eastwest) of near-surface, shallow, oxide gold mineralization that remains open in multiple directions. The 28 current holes continued to establish lateral continuity of the oxide mineralization.

On August 7, 2018, the Company announced results from 31 RC and 2 core drill holes at the Dark Star Deposit. Four holes in the northern portion of the Dark Star Deposit intersected exceptional grades and thicknesses: 161.5m of 3.33 g Au/t, 136.6m of 3.36 g Au/t, 112.8m of 1.42 g Au/t and 92.9m 1.22 g Au/t, respectively. These results continued to confirm the lateral and strike continuity of higher-grade gold, and the openness of this system to the north, west and at depth.

On August 21, 2018, the Company announced results from 24 core drill holes at the Pinion Deposit. Among the better intersections were 15.6m of 3.26 g Au/t, 14.9m of 2.35 g Au/t, 20.1m of 1.36 g Au/t, and 84.8m of 0.86 g Au/t in three different holes. These results continued to confirm lateral continuity to oxide gold mineralization and resource expansion potential on the east side of the Pinion Deposit.

On August 23, 2018, the Company announced results from 25 RC and 2 core drill holes at the Dark Star Deposit. Two holes in the northern portion of the Dark Star Deposit intersected impressive grades and thicknesses: 229.8m of 2.08 g Au/t and 56.4m of 2.94 g Au/t. These results confirmed oxide gold resource expansion potential in the footwall of the Ridgeline fault, and continuity to higher-grade mineralization in the hanging wall of the Ridgeline fault.

On September 24, 2018, the Company announced results from 4 RC and 12 core drill holes at the Dark Star Deposit. Four holes in the northern portion of the Dark Star Deposit intersected exceptional, vertically-continuous zones of oxidized gold mineralization including 190.5m of 2.28 g Au/t, 230.2m of 1.87 g Au/t, 240.8m of 1.70 g Au/t, and 122.0m of 0.81 g Au/t. These results continued to confirm oxide gold resource potential well below the depth of the current resource model.

On October 11, 2018, the Company announced that surface rock samples have identified another highly prospective oxide gold target, known as the LT target, on the Railroad-Pinion Project. The LT target is located 3 km north-northwest of the Pinion Deposit. Highlights include assay values ranging from <0.005 to 12.90 g Au/t, including 12.90 g Au/t, 11.20 g Au/t, 6.65 g Au/t and 4.50 g Au/t in individual rock samples collected from surface outcrops over a 400m by 200m area.

On October 16, 2018, the Company announced results from 1 core and 1 RC drill holes at the Dark Star Deposit. Two holes in the northern portion of the Dark Star Deposit intersected vertically-continuous zones of oxidized gold mineralization including 213.7m of 2.52 g Au/t and 163.1m of 1.24 g Au/t. These results continued to confirm oxide gold resource potential below the depth of the current resource model as well as lateral continuity to higher-grade mineralization.

On November 15, 2018, the Company announced results from 2 RC holes and 4 core holes at the Dark Star Deposit. Two holes in the northern portion of the Dark Star Deposit intersected vertically-continuous zones of oxidized gold mineralization including 33.5m of 2.33 g Au/t in DR18-109 and 109.8m of 1.00 g Au/t in DR18-110. These results continued to confirm oxide gold resource potential below the depth of the current resource model as well as potential to expand the resource laterally in multiple directions.

On January 22, 2019, the Company announced the continuation of step-out and infill drilling at the Dark Star Deposit. The Company also released results from three Dark Star core holes drilled in 2018. DC18-24 intersected 35.7m of 0.60 g Au/t and is 100m northwest of DC18-18.

On February 5, 2019, the Company reported more oxide results from 11 RC holes and one core hole at the Dark Star Deposit. Results have now been reported for all 143 holes completed in the 2018 Dark Star development program. In the northern portion of the Dark Star Deposit, two RC stepout holes intersected vertically-continuous zones of oxidized gold mineralization. DR18-117 intersected 77.7m of 0.90 g Au/t, including 42.7m of 1.26 g Au/t, and DR18-113 intersected 18.3m of 0.34 g Au/t. These results continued to confirm that oxide gold resource expansion remains open in multiple directions.

On February 12, 2019, the Company reported Phase 2 results from 18 RC drill holes and one core hole at the Dixie Deposit and the Arcturus target. Two RC holes at the Dixie Deposit intersected thick, vertically-continuous zones of gold mineralization hosted in pervasively altered and variably oxidized Pennsylvanian-Permian debris flow conglomerate and calcarenite, the same host section as the Dark Star Deposit approximately four km to the north. DX18-19 intersected 118.9m of 0.61 g Au/t, including two higher grade zones of 10.7m of 1.49 g Au/t and 15.2m of 1.32 g Au/t. DX18-26 intersected 137.2m of 0.53 g Au/t including 9.1m of 1.26 g Au/t. These are the thickest intercepts drilled to date at the Dixie Deposit.

On February 21, 2019, the Company reported Phase 2 results from 19 RC holes and 2 core holes at the Jasperoid Wash Deposit. Two holes at the Jasperoid Wash Deposit intersected thick, near-surface oxide gold mineralization hosted in pervasively altered and oxidized Pennsylvanian-Permian debris flow conglomerate and calcarenite, the same host section as the Dark Star and Dixie deposits. RC hole JW18-37 intersected 25.9m of 0.69 g Au/t, including 6.1m of 1.10 g Au/t; and JW18- 30 intersected 27.7m of 0.86 g Au/t, including 12.2m of 1.17 g Au/t. These results continued to support the lateral and strike-continuity of oxide mineralization at the Jasperoid Wash Deposit and establish the north-striking dike-filled fault corridor as a control on mineralization.

On March 4, 2019, the Company reported more oxide results from 37 RC holes at the Dark Star Deposit. 11 infill holes on the east side of the deposit confirm thick zones of oxide mineralization beginning at the current topographic surface with intercepts of 51.8m of 0.73 g Au/t, including 13.7m of 1.58 g Au/t in DR19-37; and 42.7m of 0.50 g Au/t, including 6.1m of 1.15 g Au/t in DR19-46. Step out drill holes to the south continue to intersect near-surface, oxide mineralization that remains open for further resource expansion.

ITEM 7:	RISK FACTORS

The operations of the Company are highly speculative due to, among other things, the high-risk nature of the Company’s business, which includes the acquisition, financing, exploration and, if warranted, development of mineral properties, and any investment in Common Shares involves a high degree of risk and should be considered speculative. While the Company considers the risks set out below to be the most significant to potential investors, they are not the only ones facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially adversely affect the Company’s operations, business and financial condition. If any of these risks materialize into actual events or circumstances, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Common Shares could decline and investors may lose all or part of their investment. Accordingly, potential investors should carefully consider the risks set out below and elsewhere in the Company’s public disclosure record before purchasing Common Shares.

7.1	Risks Relating to the Company

The Company has a limited operating history.

The Company has a limited history of operations and its only mineral resource property is in the exploration stage. The Company has not generated any operating revenues. As such, it is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel and lack of revenues.

The Company has incurred losses since its inception and expects to incur losses for the foreseeable future.

The Company has not been profitable since its inception, has had negative cash flow from operational activities and does not expect to generate revenues in the foreseeable future. For the fiscal year ended December 31, 2018, the Company had a loss and comprehensive loss of $10,238,910 (2017 - $11,426,786). As at December 31 2018, the Company had an accumulated deficit of $63,856,702 (2017 - $53,842,098). To become profitable, the Company must first establish commercial quantities of mineral reserves on its properties, and then either develop such properties or locate and enter into agreements with third party operators to bring such properties into production. Mineral exploration and development involves a high degree of risk. Even a combination of careful evaluation, experience and knowledge cannot eliminate this risk and few properties that are explored are ultimately developed into producing mines. In the event the Company undertakes development activity on its Railroad-Pinion Project, there is no certainty that the Company will produce revenues, operate profitably or provide a return on investment in the future. It could be years before the Company receives any revenues from the production of gold or other precious metals, if ever. The Company may suffer significant additional losses in the future and may never be profitable.

The Company may not be able to continue as a going concern.

The Company has limited financial resources and no operating revenues. To maintain its existing interest in the Railroad-Pinion Project, the Company has contractually agreed to make certain expenditures for and on the project. The Financial Statements contain a note that indicates the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company’s ability to continue exploration and, if applicable, development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates. The amounts attributed to the Railroad-Pinion Project in the Financial Statements represent acquisition and exploration costs and should not be taken to represent realizable value.

The Company’s exploration efforts may be unsuccessful.

Mineral resource exploration and, if warranted, development, is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in volume and/or grade to return a profit from production. There is no certainty that the expenditures that have been made and may be made in the future by the Company related to the exploration of its Railroad-Pinion Project will result in discoveries of mineralized material in commercial quantities.

Most exploration projects do not result in the discovery of commercially viable mineral deposits and no assurance can be given that any particular level of recovery or mineral reserves will in fact be realized or that the Railroad-Pinion Project or any portion thereof will ever qualify as a commercially viable deposit which can be legally and economically exploited.

The Railroad-Pinion Project has limited mineral resources and no reserves.

The Company’s sole mineral project, the Railroad-Pinion Project, is considered an intermediate to advanced stage exploration project with a favourable structural, geological and stratigraphic setting that is situated at the southeast end of the Carlin Trend. Other than as described in the Railroad-Pinion Technical Report as summarized under ITEM 6: “Material Mineral Project”, the Railroad-Pinion Project has no known NI 43-101 mineral resources or reserves.

Historical and current exploration in the Railroad-Pinion Project area as outlined in the Railroad-Pinion Technical Report demonstrates that the Railroad Project is a well mineralized area that has the potential to yield future mineral resources with additional exploration.

While the Railroad-Pinion Technical Report does not contain an estimate for mineral reserves for the Railroad-Pinion Project, it does make reference to certain historical estimates for gold on portions of the Railroad-Pinion Project. However, the historic estimates were calculated prior to the introduction of the standards set forth in NI 43-101 and current Canadian Institute of Mining, Metallurgy and Petroleum standards for mineral resource estimation. The authors of the Railroad-Pinion Technical Report have referred to these estimates as “historic resources” and the reader is cautioned not to treat them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized. In addition, no gold has been produced from the historical estimates. A thorough review of all historic data performed by a “qualified person” as defined in NI 43-101, along with additional exploration and validation work to confirm results and estimation parameters, would be required in order to produce a current mineral resource estimate for the subject targets.

For these reasons, among others, the historical estimates included in the Railroad-Pinion Technical Report with respect to the Railroad-Pinion Project should not be relied upon as a guarantee of mineral resources or reserves. Actual mineral resources or reserves, if any, may differ significantly.

The Company will require additional capital to develop its Railroad-Pinion Project or complete further exploration programs.

The Company’s current operations do not generate any cash flow. Future work on the Railroad-Pinion Project will require additional financing. At December 31, 2018, the Company had cash and cash equivalents of $18,333,732 and a working capital surplus of $16,908,104. In February 2018, the Company completed the 2018 Public Offering and the February 2018 Private Placement for aggregate gross proceeds of $38,184,202 from the issuance of 18,626,440 Common Shares at $2.05 per Common Share. In September 2018, the Company completed the September 2018 Private Placement for gross proceeds of $10,723,347 from the issuance of 5,230,901 Common Shares at $2.05 per Common Share. While the Company estimates that its current working capital surplus will enable it to fund the complete work program on the Railroad-Pinion Project recommended in the Railroad-Pinion Technical Report, if the Company is successful in identifying additional resources through additional drilling and analysis, it will require significant amounts of additional capital to construct processing facilities and to develop metallurgical processes to extract those resources at any mine site. There are no assurances that the Company will be able to obtain additional funding to allow the Company to fund such costs in whole or in part. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and/or development and the possible, partial or total loss of the Company’s interest in the Railroad-Pinion Project. The Company will also require additional funding to acquire further property interests and maintain and/or carry out exploration work thereon and for general and administrative and working capital purposes.

The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions as well as its business performance. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to it or at all. If the Company raises additional financing through the issuance of Common Shares from its treasury, control of the Company may change and existing shareholders of the Company (“Shareholders”) will suffer additional dilution.

Calculations of mineral resources and reserves are only estimates.

The estimating of mineral reserves and resources is a subjective process and the accuracy of such estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. Assay results from RC or core drilling can be subject to errors at the laboratory analysing the drill samples. In addition, RC or core drilling may lead to samples which may not be representative of the gold and other metals in the entire deposit. There is significant uncertainty in any mineral resource or reserve estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from the Company’s estimates. Estimated mineral resources or reserves may have to be recalculated based on changes in metal prices, further exploration or development activity, metallurgy or actual production experience. These changes could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence estimates of mineral resources and reserves. Any material change in the quantity of mineral resources and reserves, mineralization, grade or stripping ratio may affect the economic viability of the Railroad-Pinion Project. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on site conditions or during production. Save for the resources described in the Railroad-Pinion Technical Report, as of the date of this AIF, there are no known mineral resources or mineral reserves on the Railroad-Pinion Project.

The Company may not have clear title to its Railroad-Pinion Project.

The Company’s ability to explore and operate its Railroad-Pinion Project depends on the validity of its title to such project. The mineral claims currently making up the Railroad-Pinion Project consist of both patented and unpatented mining claims.

Unpatented mining claims are unique property interests and are generally considered to be subject to greater risk than other real property interests because the validity of unpatented mining claims is often uncertain. Unpatented mining claims provide only possessory title and their validity is often subject to contest by third parties or the federal government. These uncertainties relate to such things as the sufficiency of mineral discovery, proper posting and marking of boundaries, assessment work, unregistered agreements, undetected defects and possible conflicts with other claims not determinable from descriptions of record. Since a substantial portion of all mineral exploration, development and mining in the United States now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry.

No assurances can be given that title defects to the Railroad-Pinion Project or any future properties in which the Company may seek to acquire an interest do not exist. Such defects may impair the Company’s development of the underlying property and result in the loss of all or a portion of the property to which the title defect relates.

Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Railroad-Pinion Project may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Company will also remain at risk that the mining claims may be forfeited either to the United States government or to rival private claimants due to failure to comply with statutory requirements as to location and maintenance of the claims or challenges to whether a discovery of a valuable mineral exists on every claim. The Railroad-Pinion Project is also subject to annual compliance with assessment work and/or fee requirements, property taxes, lease payments and other contractual payments and obligations. Any failure to make such payments or comply with such requirements or obligations could result in the loss of all or a portion of the Company’s interest in the Railroad-Pinion Project.

Certain of the Company’s subsurface mineral rights to the Railroad-Pinion Project are secured or controlled by a contractual interest in private surface and mineral property in the form of various surface use agreements and mining/mineral leases. Subject to the terms of those agreements and leases, certain of those agreements and leases may have not have provisions for automatic renewal. If the Company is not able to negotiate for the extension of those agreements and leases they may expire and no longer form part of the Company’s mineral portfolio.

The Company’s operations are subject to various governmental and regulatory requirements.

The Company’s current and future operations, including exploration and development activities and, if applicable, commencement of production on its Railroad-Pinion Project, require permits from various federal, state and local governmental authorities, as well as approval of members of surrounding communities. Such operations are also subject to extensive federal, state, and local laws, regulations and policies governing various matters, including:

1.	environmental protection;

2.	management and use of toxic substances and explosives;

3.	management of natural resources;

4.	exploration and development of mines, production and post-closure reclamation;

5.	exports;

6.	price controls;

7.	taxation and mining royalties;

8.	regulations concerning business dealings with native groups;

9.	management of tailing and other waste generated by operations;

10.	labor standards and occupational health and safety, including mine safety; and

11.	historic and cultural preservation.

Permits and studies may be necessary prior to operation of the Railroad-Pinion Project or other exploration properties in which the Company may acquire an interest and there can be no guarantee that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction or operation of mining facilities at these properties on terms that enable operations to be conducted at economically justifiable costs. The Company cannot be certain that all permits and approvals which it may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project that it might undertake. To the extent such permits and approvals are required and are not obtained, the Company may be delayed or prohibited from proceeding with planned exploration or development of the Railroad-Pinion Project, which would adversely affect the Company’s business, prospects and operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations. Amendments to current laws and regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or exploration costs, reduction in levels of exploration or abandonment or delays in the development of mining properties.

The Company may experience difficulty attracting and retaining qualified personnel.

The success of the Company will be largely dependent upon the experience, judgment, discretion, integrity, good faith and performance of its management and key employees, such as Jonathan T. Awde, President and Chief Executive Officer, and Mac R. Jackson, Chief Geologist, remain with the Company. The Company does not maintain life insurance policies in respect of its key personnel.

The Company’s future success will also be highly dependent on its ability to attract and retain key individuals to act as directors and/or executives who have the necessary skills and abilities to successfully grow the Company.

Locating mineral deposits depends on a number of factors, not the least of which is the technical skill and expertise of the personnel involved. The competition for qualified personnel in the mineral resource industry is intense and there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Failure to retain existing management and key employees or to attract and retain additional key individuals could have a materially adverse impact upon the Company’s success.

The Company is subject to foreign currency fluctuations.

The Company’s financial results are reported in Canadian dollars. The Railroad-Pinion Project is located in the United States and the Company incurs most of its expenditures in United States dollars. Any appreciation in the currency of the United States against the Canadian dollar will increase the Company’s costs of carrying out operations and its ability to continue to finance its operations. Such fluctuations could have a material adverse effect on the Company’s financial results.

Failure to maintain effective internal control over financial reporting could have a material adverse effect on the Company’s operations.

Effective for the year ended December 31, 2018, the Company was required to be fully compliant with the United States Sarbanes-Oxley Act (“SOX”). The Company is required to document and test its internal control procedures in order to satisfy the requirements of Section 404 of SOX, which requires annual management assessments of the effectiveness of the Company’s internal control over financial reporting. During the course of the Company’s future testing, the Company may identify material weaknesses. If the Company fails to achieve and maintain the adequacy of its internal controls, as such standards are modified, supplemented or amended from time to time, the Company may not be able to conclude on an ongoing basis that the Company has effective internal control over financial reporting in accordance with Section 404 of SOX. Moreover, effective internal controls are necessary for the Company to produce reliable financial reports and are important to help prevent financial fraud. If the Company cannot provide reliable financial reports or prevent fraud, the Company’s business and operating results could be harmed, investors could lose confidence in the Company’s reported financial information, and the trading price of the Common Shares could drop significantly. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. There is no certainty that the Company will be successful in complying with Section 404 of SOX on an ongoing basis.

Conflicts of interest may arise among the Board as a result of their involvement with other natural resource companies.

Certain of the directors of the Company are also directors and/or officers of other companies that are similarly engaged in the business of acquiring, developing, and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time if the Company were to enter into negotiations to acquire an interest in a mineral project in which their other companies hold an interest, or the Company were to enter into negotiations to sell an interest in its mineral properties to, or enter into a joint venture with, any of these companies. The directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company and disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors of the Company (the “Board”), any director with a conflict must disclose his interest and abstain from voting on such matter. As a result of these conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s business prospects, operations and financial position.

The Company’s growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

In recent years, global financial markets have been characterized by extreme volatility impacting many industries, including the mining industry. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including, but not limited to, material changes in the price of oil and other commodities, the volatility of metal prices, governmental policies, geopolitical instability, war, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’ s ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

A cyber security incident could adversely affect the Company’s ability to operate its business.

Information systems and other technologies, including those related to the Company’s financial and operational management, and its technical and environmental data, are an integral part of the Company’s business activities. Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, or other malicious activities or any combination of the foregoing or power outages, natural disasters, terrorist attacks, or other similar events could result in damages to the Company’s property, equipment and data. These events also could result in significant expenditures to repair or replace damaged property or information systems and/or to protect them from similar events in the future. Furthermore any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Company’s information technology systems including personnel and other data that could damage its reputation and require the Company to expend significant capital and other resources to remedy any such security breach. Insurance held by the Company may mitigate losses however in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Company for any disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the business of the Company. There can be no assurance that these events and/or security breaches will not occur in the future or not have an adverse effect of the business of the Company.

Tax Uncertainty.

Tax rates and methods of calculating tax in jurisdictions related to the Company’s business may be subject to changes. The Company’s interpretation of taxation law where it operates and as applied to its transactions and activities may be different than that of applicable tax authorities. As a result, tax treatment of certain operations, actions or transactions may be challenged and reassessed by applicable tax authorities, which could result in adverse tax consequences for the Company, including additional taxes, penalties, interest and may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.

7.2	Risks Relating to the Mining Industry

Exploration and development of mineral properties involve a high degree of risk and few properties that are explored are ultimately developed into producing properties.

Exploration and development of mineral properties involve a high degree of risk and few properties that are explored are ultimately developed into producing properties. There is no assurance that the Company’s exploration activities will result in any discoveries of commercial bodies of ore. There is also no assurance that even if commercial quantities of ore are discovered, a property will be brought into commercial production or that the metallurgical processing will produce economically viable saleable products. The commercial viability of a deposit once discovered and the decision as to whether it should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of qualified engineers and/or geologists, all of which involves significant expense. This decision will also involve consideration and evaluation of several significant factors including, but not limited to:

1.	costs of bringing a property into production, including exploration and development work, preparation of feasibility studies and construction of production facilities;

2.	availability and costs of financing;

3.	ongoing costs of production;

4.	market prices for the minerals to be produced;

5.	environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and

6.	political climate and/or governmental regulation and control.

Many of these factors are beyond the Company’s control.

Furthermore, mining and metallurgy are an inexact science and, accordingly, there always remains an element of risk that a mine may not prove to be commercially viable. Until a deposit is actually mined and processed, the quantity of mineral reserves, mineral resources and grades must be considered as estimates only. In addition, the determination and valuation of mineral reserves and mineral resources is based on, among other things, assumed metal prices.

Market fluctuations and metal prices may render mineral resources and mineral reserves uneconomic. Any material change in quantity of mineral reserves, mineral resources, grade, tonnage, percent extraction of those mineral reserves recoverable by underground mining techniques or stripping ratio for those mineral reserves recoverable by open pit mining techniques may affect the economic viability of a mining project.

The Company is subject to substantial operating hazards and risks beyond its control.

The exploration, development and operation of mineral properties is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including, but not limited to:

1.	difficult surface or underground conditions;

2.	water conditions;

3.	unexpected or unusual rock conditions or geological operating conditions, including rock bursts, cave- ins, ground fall, slope failures and landslides;

4.	fires, explosions, flooding, adverse weather conditions and earthquakes;

5.	unanticipated variations in grade and other geological problems;

6.	failure of pit walls or dams;

7.	adverse environmental conditions or hazards;

8.	mechanical and equipment performance problems; and

9.	power failures and interruptions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to the Company’s employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability. While the Company maintains insurance to insure against general commercial liability claims, such insurance will not cover all of the potential risks associated with the Company’s operations at economically feasible premiums or at all. Currently, the Company is not insured against most environmental risks or nuclear or terrorism incidents.

Losses from any one or more of these events that are not covered by the Company’s insurance policies may cause the Company to incur significant costs that could materially adversely affect its financial condition and ability to fund activities on the Railroad-Pinion Project and the Lewis Gold Project. A significant loss could force the Company to reduce or terminate its operations and even result in bankruptcy.

Mineral exploration and development activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation of the Railroad-Pinion Project. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on exploration activities.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company’s operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply, water rights and the availability of skilled labor and other infrastructure are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Railroad-Pinion Project.

In accordance with the laws of the State of NV, the Company will need to obtain permits to drill water wells in connection with its future exploration and, if applicable, development and production activities at the Railroad-Pinion Project. However, the amount of water that the Company will be entitled to use from those wells will not be determined by the appropriate regulatory authorities until a future date. A final determination of these rights will be dependent in part on the Company’s ability to demonstrate a beneficial use for the amount of water that it intends to use. Unless the Company is successful in developing the Railroad-Pinion Project to a point where it can commence commercial production of gold or other precious metals, it may not be able to demonstrate such beneficial use. Accordingly, there is no assurance that the Company will have access to the amount of water needed to operate a mine at the Railroad-Pinion Project.

The Company’s activities are subject to environmental laws and regulations that may increase the Company’s costs and restrict its operations.

All phases of the Company’s operations will be subject to federal, state and local environmental laws and regulations, in addition to securing the necessary permits to advance exploration activities at the Railroad-Pinion Project. These laws and regulations address, among other things, the maintenance of air and water quality standards, land reclamation, the generation, transportation, storage and disposal of solid and hazardous waste, and the protection of natural resources and endangered species. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. Future changes in environmental regulation, if any, may adversely affect the Company’s operations, make its operations prohibitively expensive, or prohibit them altogether.

Environmental hazards may exist on the Railroad-Pinion Project or on properties in which the Company may hold interests in the future that are unknown to the Company at the present and that have been caused by the Company or by previous owners or operators of the properties, or that may have occurred naturally. The Company may be liable for remediating such damages.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Future production, if any, at the Railroad-Pinion Project or any future properties will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems, the Company may become subject to liability. At present, the Company maintains only limited insurance for environmental risks which may not cover or adequately protect the Company from all potential liabilities including, but not limited to, pollution or other hazards as a result of the disposal of waste products occurring from exploration or production.

In addition, neighbouring landowners and other third parties could file claims based on environmental statutes and common law for personal injury and property damage allegedly caused by the release of hazardous substances or other waste material into the environment on or around the Railroad-Pinion Project or other future properties. There can be no assurance that the Company’s defence of such claims will be successful. A successful claim against the Company could have a material adverse affect on its business prospects, financial condition and results of operations.

The Company is subject to the volatility in the market price of gold and other metals, which in the past have fluctuated widely.

The market price of gold and other metals has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the Company’s control, including:

1.	international economic and political trends;

2.	expectations of inflation;

3.	currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies);

4.	interest rates;

5.	global or regional consumption patterns;

6.	world events or global instability;

7.	acts of terrorism;

8.	speculative activities;

9.	purchases and sales of gold by central banks;

10.	availability and costs of substitutes; and

11.	increased production due to improved mining and production methods.

The effect of these factors on metal prices cannot be predicted. A decrease in the price of gold or other relevant metal prices at any time during exploration, development or production, if any, of the Railroad-Pinion Project may prevent such project from being economically mined or may result in the write-off of assets whose value is impaired as a result of lower metal prices. A sustained period of declining gold and other applicable metal prices would adversely affect the Company’s financial performance, financial position and results of operations.

The Company’s competition is intense in all phases of its business.

The Company competes with many companies in the mining industry, including large, established mining companies. There is a limited supply of desirable mineral lands available for claim-staking, lease or acquisition in the United States, particularly NV, and other areas where the Company may conduct exploration activities. The Company may be at a competitive disadvantage in acquiring mineral properties, since it will be competing with individuals and companies, many of which have greater financial resources, operational experience and technical capabilities. The Company’s competitors may be able to respond more quickly to new laws and regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. The Company’s inability to successfully compete with other companies would have a material adverse effect on its results of operation and business.

Legislation has been proposed that would significantly affect the mining industry.

Periodically, members of the U.S. Congress have introduced bills that would supplant or alter the provisions of the General Mining Law of 1872, which governs the unpatented claims that the Company currently controls within its Railroad-Pinion Project. One such amendment has become law and has imposed a moratorium on patenting of mining claims, which reduced the security of title provided by unpatented claims such as those in the Railroad-Pinion Project. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could significantly impair the Company’s ability to develop mineral resources on unpatented mining claims. Such bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims, and the economics of operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect the Company’s business.

The Company’s operations are subject to issues relating to security.

Civil disturbances and criminal activities such as trespass, illegal mining, theft, vandalism and terrorism may cause disruptions at the Company’s operations in NV. Such incidents may halt or delay exploration, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties. The manner in which the Company’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in accordance with applicable laws. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increase community tensions, result in reputational harm to the Company and its partners or result in criminal and civil liability for the Company or its employees and financial damages or penalties. It is not possible to determine with certainty the future costs that the Company may incur in dealing with the issues described above at its operations.

7.3	Risks Relating to Shares

We have never paid dividends and do not expect to do so in the foreseeable future.

The Company has not declared or paid any dividends on the Common Shares and does not expect to do so in the foreseeable future. Future earnings, if any, will likely be retained to finance growth. Any return on investment in the Common Shares will come from the appreciation, if any, in the value thereof. The payment of any future dividends will depend upon the Company’s earnings, if any, its then-existing financial requirements and other factors, and will be at the discretion of the Board.

The trading price for our Common Shares is volatile.

The Common Shares are listed on the TSX in Canada and NYSE American in the United States. During the past year, trading in the Common Shares has, at times, been limited, sporadic and subject to large fluctuations in market price, which may result in losses to investors. There are no assurances that an active, stable market will develop or be sustained in the future. Between January 1, 2018 and December 31, 2018, the trading price of the Common Shares on the TSX has ranged from a low of $1.46 per Common Share to a high of $2.46 per Common Share and on the NYSE American from a low of US$1.08 per Common Share to a high of US$2.01 per Common Share. If an active, stable public market for the Common Shares does not develop in the future, or if developed, is not sustained, the liquidity of the Common Shares may be limited. The liquidity of the trading market in the Common Shares, and the market price for the Common Shares, may be adversely affected by, among other things:

1.	the price of gold and other metals;

2.	the Company’s operating performance and the performance of competitors and other similar companies;

3.	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

4.	the results of the Company’s exploration programs and/or resource estimates (initial or otherwise) for the Railroad-Pinion Project;

5.	the Company’s ability to obtain adequate financing for further exploration and development;

6.	changes in the Company’s financial performance or prospects;

7.	changes in general economic conditions;

8.	the number of Common Shares to be publicly-traded after a public offering or private placement of securities of the Company;

9.	the arrival or departure of key personnel;

10.	acquisitions, strategic alliances or joint ventures involving the Company or its competitors;

11.	changes or perceived changes in the Company’s creditworthiness;

12.	performance and prospects for companies in the mining industry generally;

13.	the number of holders of the Common Shares;

14.	the interest of securities dealers in making a market for the Common Shares;

15.	prevailing interest rates;

16.	changes in global business or macroeconomic conditions; and

17.	the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements and Forward Looking Information” above.

The market price of the Common Shares is also affected by many variables not directly related to the Company’s success and therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Common Shares, and the attractiveness of alternative investments. In addition, the stock market in general, and the market for mining company stocks in particular, has historically experienced significant price and volume fluctuations, and in the mining sector, such stocks have suffered significant declines. Volatility in the market price for a particular issuer’s securities has often been unrelated to the operating performance of that issuer. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Company. Volatility in the Common Share price also increases the risk of securities class action litigation.

Market Price of our Common Shares.

Sales of a substantial number of the Common Shares or other equity-related securities in the public markets by the Company or its significant Shareholders could also depress the market price of the Common Shares and impair the Company’s ability to raise capital through the sale of additional equity securities. The price of the Common Shares could be affected by possible sales of Common Shares by hedging or arbitrage trading activity which the Company anticipates may occur involving its Common Shares.

Future sales or issuances of Common Shares or the exercise of options and warrants could cause the market price of the Common Shares to decrease significantly, dilute investors’ voting power and reduce earnings per Common Share.

The Company may in the future sell additional equity or equity-linked securities or grant to some or all of its directors, officers, key employees and consultants options to purchase Common Shares. The Company cannot predict the size of future sales and issuances of equity or equity-linked securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity or equity-linked securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common Shares and impair the Company’s ability to raise capital through the sale of additional equity securities.

The Company’s current operations do not generate any cash flow and the Company will require significant additional financing to fund further exploration and/or development activities or to fulfill its obligations under applicable agreements for the Railroad-Pinion Project. The Board has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, Shareholders, and given its current stage of development, the Company believes the most realistic source of funds presently available to it is through the sale of equity capital. While there are no assurances the Company will be able to raise additional financing on reasonably commercial terms or at all, such additional financings may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares. Any future issuance of equity securities will dilute the voting power of existing Shareholders and reduce earnings per Common Share, if any. In addition, additional sales of equity securities may decrease the price of the Common Shares and/or result in a change of control.

Potential Dilution of Present and Prospective Shareholdings.

In order to finance future operations and development efforts, the Company may raise funds through the issue of Common Shares or the issue of securities convertible into or exercisable for Common Shares. The Company cannot predict the size of future issues of Common Shares or the issue of securities convertible into or exercisable for Common Shares or the effect, if any, that future issues and sales of the Common Shares will have on the market price of the Common Shares. Any transaction involving the issue of previously unissued shares, or securities convertible into or exercisable for shares, would result in dilution, which may be substantial, to existing holders of shares.

The Common Shares are subject to maintaining TSX and NYSE American requirements which could affect their continued listing.

Failure to meet the applicable maintenance requirements of the TSX or the NYSE American could result in the Common Shares being delisted from the TSX or the NYSE American. In order to maintain these listings, the Company must maintain certain objective standards, such as share prices, shareholders’ equity, market capitalization and share distribution targets. There are no assurances that the Company will continue to meet the maintenance requirements of the TSX or the NYSE American in the future.

A delisting of the Common Shares could adversely affect the Company’s reputation, the Company’s ability to raise funds through the sale of equity or securities convertible into equity and the terms of any such fundraising, the liquidity and market price of the Common Shares and the ability of broker-dealers to purchase the Common Shares.

In the event the Company is delisted from the NYSE American, the Common Shares may be eligible for trading on the over-the-counter market in the United States. However, the over-the-counter market will likely be less liquid and more price volatile than the NYSE American, possibly resulting in lower prices that could impair future financings and result in the loss of confidence by investors, customers, suppliers and employees.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, the Company does not file the same reports that a U.S. domestic issuer files with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors, and principal Shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company could in the future lose its foreign private issuer status if a majority of its Common Shares are held by residents in the United States and it fails to continue meeting any one of the additional “business contacts”

requirements. If the Company loses its status as a foreign private issuer measured on the last day of its second fiscal quarter (i.e., June 30), it would commence reporting on January 1 of the following year on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K. These forms require more detailed and extensive disclosure than the disclosure required by the forms available to a foreign private issuer. The regulatory and compliance costs under

U.S. federal securities laws as a U.S. domestic issuer, together with attendant management costs, may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use not only the disclosure system for foreign private issuers but also the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada (“MJDS”). Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. issuers and would no longer be able to use the MJDS forms for registered offerings by Canadian companies in the United States. This could limit the Company’s ability to access the capital markets in the future. In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company would regain the foreign private issuer status upon re-meeting the eligibility requirements on the last day of its next following second fiscal quarter.

As a foreign private issuer whose Common Shares are listed on the NYSE American, we may follow certain home country corporate governance practices instead of certain NYSE American requirements.

As a foreign private issuer whose Common Shares are listed on the NYSE American, the Company is permitted to follow certain home country (i.e. Canadian) corporate governance practices instead of certain requirements of the NYSE American rules. Among other things, as a foreign private issuer the Company may follow home country practice with regard to, the composition of the Board, director nomination procedure, compensation of officers and quorum at Shareholders’ meetings. In addition, the Company may follow its home country law, instead of the NYSE American rules, which require that the Company obtain Shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company. Accordingly, the Shareholders may not be afforded the same protection as provided under NYSE American’s corporate governance rules. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NYSE American in advance a written statement from an independent counsel in the issuer’ s home country certifying that the issuer ’ s practices are not prohibited by the home country’ s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.

We may be a “passive foreign investment company” for U.S. tax purposes which could subject U.S. Shareholders to increased tax liability.

The Company believes that it was a passive foreign investment company for the taxable year ended December 31, 2018, and expects to be a passive foreign investment company for the taxable year ending December 31, 2019. The Company will not be providing qualified electing fund information. As a result, a U.S. Shareholder could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States Shareholder’s Common Shares or upon the receipt of “excess distributions”. U.S. holders should consult with tax advisers with regard to their holding of Common Shares.

The ability of investors to enforce civil liabilities under U.S. securities laws may be limited.

Substantially all of the Company’ s directors and executive officers reside outside the United States, and all or a significant portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. As a result, it may not be possible for investors in the Company’s securities to effect service of process within the United States upon such persons or to enforce in U.S. courts or outside the United States judgments obtained against such persons outside the United States. It is not clear whether a foreign court would accept jurisdiction and impose civil liability if proceedings were commenced in a foreign jurisdiction predicated solely upon U.S. federal securities laws.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

ITEM 8:	DIVIDENDS

All of the Common Shares are entitled to an equal share in the dividends declared and paid by the Company. There are no restrictions in the Company’s Articles which could prevent the Company from paying dividends as long as there are no reasonable grounds for believing that the Company is insolvent or the payment of the dividend would render the Company insolvent. However, the Company has not paid any dividends since incorporation and it is not contemplating that any dividends will be paid in the foreseeable future.

The Company intends to retain all future earnings, if any, and other cash resources for the future operation and development of its business, and accordingly, does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Board after taking into account many factors including the Company’s operating results, financial condition and current and anticipated cash needs.

ITEM 9:	DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares without par value. The following Common Shares were issued and outstanding as of the dates set out below:

Type of Security	Amount Authorized or	Outstanding as at	Outstanding as at
	to be Authorized	December 31, 2018	March 22, 2019
Common Shares	Unlimited	259,809,678	260,042,886

The Common Shares are not subject to any future call or assessment. All Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The Shareholders are entitled to receive notice of all meetings of Shareholders and to attend and vote the Common Shares at the meetings. Each Common Share carries with it the right to one vote. The Common Shares have no pre-emptive, conversion, exchange, redemption, retraction, purchase for cancellation or surrender provisions and there are no sinking fund provisions in relation to the Common Shares.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the Shareholders will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distribution in the form of dividends, if any, will be set by the Board. See ITEM 8: “Dividends” above for particulars of the Company’s dividend policy.

Provisions as to the modification, amendment or variation of the rights attached to the capital of the Company are contained in the Company’s Articles and the BCBCA. Generally speaking, substantive changes to the share capital require the approval of the Shareholders by either an ordinary (50% +1 of the votes cast) or special resolution (at least 66 2/3% of the votes cast). However, in certain cases, the directors may, subject to the BCBCA, alter the Company’s authorized and issued share capital to, inter alia, create one or more classes of shares or, if none of the shares of a class are allotted or issued, eliminate that class of shares; increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class of shares; subdivide or consolidate all or any of its unissued, or fully paid issued, shares; or alter the identifying name of any of its shares.

On June 1, 2011, the Company adopted a shareholder rights plan (the “Original Rights Plan”). At the Company’s 2014 annual general meeting, the Shareholders approved an extension of the Original Rights Plan for a further three years. At the Company’s 2017 annual general meeting, the Shareholders approved a new Rights Plan (the “Rights Plan”), which is a new generation plan that integrates the new takeover bid regime set out in National Instrument 62-104 – Take-Over Bids and Issuer Bids. The Rights Plan is not an amended and restated version of the Original Rights Plan.

The purpose of the Rights Plan is to prevent, to the extent possible, a creeping takeover bid of the Company to ensure that (i) every Shareholder will have an equal opportunity to participate in such a bid, and (ii) all Shareholders are treated fairly in connection with such a bid. The Rights Plan discourages coercive or unfair creeping takeover bids by creating significant potential dilution of any Common Shares which may be acquired or held by a takeover acquiror if such Common Shares are not acquired in a manner permitted by the Rights Plan. The potential for significant dilution to the holdings of such an acquiror occurs because the Rights Plan provides that all holders of Common Shares who are not related to the acquiror will be entitled to exercise rights issued to them under the Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices, however, the acquiror and the persons related to the acquiror will not be entitled to exercise any rights under the Rights Plan.

ITEM 10:	MARKET FOR SECURITIES

10.1	Trading Price and Volume

The Common Shares currently trade on the TSX in Canada and NYSE American in the United States under the symbol “GSV”. As of March 22, 2019 the closing price of the Common Shares was $1.41 per Common Share on the TSX and US$1.06 on the NYSE American.

The following table sets out the high and low sale prices and the volume of trading of the Common Shares on the TSX and NYSE American on a monthly basis since the commencement of the Company’s fiscal year ended December 31, 2018.

Period	TSX				NYSE American
	$	$		US$	US$
	High	Low	Volume	High	Low	Volume
January 2018	2.46	1.90	5,012,001	2.01	1.52	15,272,100
February 2018	2.32	1.99	4,291,802	1.89	1.60	13,227,500
March 2018	2.21	1.97	2,326,009	1.71	1.53	6,671,100
April 2018	2.25	1.97	2,974,295	1.79	1.54	6,156,300
May 2018	2.10	1.90	1,354,484	1.64	1.47	5,598,100
June 2018	2.06	1.50	9,948,325	1.59	1.15	15,806,400
July 2018	2.30	1.78	3,536,729	1.77	1.31	6,888,800
August 2018	2.29	1.84	3,358,080	1.75	1.41	6,274,900
September 2018	2.40	1.87	2,984,390	1.86	1.41	9,064,900
October 2018	2.39	1.91	2,320,771	1.83	1.45	5,468,600
November 2018	1.97	1.46	1,773,374	1.51	1.09	6,133,400
December 2018	1.77	1.48	1,953,880	1.33	1.08	9,537,100
TOTAL			41,834,140			106,099,200

10.2	Prior Sales

The following table summarizes the issuance of securities convertible into or exercisable for Common Shares by the Company since the commencement of the fiscal year ended December 31, 2018 and up to March 22, 2019:

Stock Options and Restricted Share Rights

		Exercise Price per
Date of Issuance	Security	Security ($)	Number of Securities
January 15, 2018	Stock Options	1.96	100,000
March 5, 2018	Stock Options	2.11	2,439,256
March 5, 2018	Restricted Share Rights	-	567,110
April 27, 2018	Stock Options	2.11	100,000
September 14, 2018	Stock Options	1.96	160,000
January 31, 2019	Stock Options	1.74	1,821,424
January 31, 2019	Restricted Share Rights	-	664,730
March 15, 2019	Stock Options	1.49	50,000

ITEM 11:	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the directors and officers of the Company, no securities of the Company are subject to escrow or a contractual restriction on transfer as of the date of this AIF.

ITEM 12:	DIRECTORS AND OFFICERS

12.1	Name, Occupation and Security Holding

The following are the names and provinces/states of residence of the directors and executive officers of the Company, the positions and offices they currently hold with the Company, their principal occupations during the five preceding years, and the number and percentage of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by each of them. Each director will hold office until the next annual general meeting of the Company unless his office is earlier vacated in accordance with the provisions of the BCBCA or the Company’s Articles.

Name, Province/State of Residence and Position with the Company	Principal occupation during last five years	Date of first appointment as a Director of the Company	Number and Percentage of Common Shares held at March 22, 2019(1)
Jonathan T. Awde British Columbia, Canada Director, President, Chief Executive Officer	President and Chief Executive Officer of Gold Standard, July 2010 to present	Director since July 13, 2010	2,841,994 or 1.09%

Name, Province/State of Residence and Position with the Company	Principal occupation during last five years	Date of first appointment as a Director of the Company	Number and Percentage of Common Shares held at March 22, 2019(1)
Zara Boldt British Columbia, Canada Director	Professional Accountant (CPA, CGA); CFO and Corporate Secretary of Lucara Diamond Corp., a mining company, since April, 2018; CFO and Corporate Secretary of Strongbow Exploration Inc., a Canadian mineral exploration company, from September 2015 to June 2018; CFO and Corporate Secretary of Kaminak Gold Corporation (“Kaminak”), a junior mining company, from January 2016 to July 2016; Vice-President of Finance and CFO of Stornoway Diamond Corporation, a Canadian diamond exploration and development company, from 2010 to 2015	Director since September 12, 2017	12,000 or 0.00%
Ron Clayton Nevada, USA Director	President and Chief Executive Officer of Havilah Mining Company, a mining exploration company, since January 15, 2019. Former President and Chief Executive Officer of Tahoe Resources Inc. (“Tahoe”), August 2016 to June 2018; Chief Operating Officer of Tahoe March 2010 to August 2016	Director since January 30, 2018	60,000 or 0.01%
Mac R. Jackson, Jr. Oregon, USA Chief Geologist	Certified Professional Geologist; Chief Geologist, Gold Standard, July 2018 to present; Vice-President, Exploration, Gold Standard, May 2014 to June 2018; Senior Geologist, Gold Standard, August 2011 to May 2014	N/A	188,447 or 0.07%
Don Harris Nevada, USA Operations Manager	Registered Geologist; Operations Manager, Gold Standard, February, 2019 to present. Senior Geologist, Gold Standard, May 2017 to February 2019. Former Manager of Nevada Surface Geology for Newmont, May 2006 to April 2007, Vice President of Advanced Projects at Midway Gold Corporation (“Midway”), July 2008 to June 2010 and Director of Exploration at Hycroft Mining Corporation (“Hycroft”), January 2015 to April 2017.	N/A	Nil or 0.00%
Glenn Kumoi British Columbia, Canada Vice-President, General Counsel & Corporate Secretary	Vice-President General Counsel and Corporate Secretary of Gold Standard, June 2017 to present; Vice-President General Counsel and Corporate Secretary of Rubicon Minerals Corporation, December 2009 to January 2017	N/A	39,806 or 0.02%
D. Bruce McLeod British Columbia, Canada Lead Director	President and Chief Executive Officer of Sabina Gold & Silver Corp. (TSX - SBB), a mining company, February 2015 to present; former President and Chief Executive Officer, Mercator Minerals Ltd., June 2011 to September 2014	Director since September 29, 2016	137,500 or 0.05%

Name, Province/State of Residence and Position with the Company	Principal occupation during last five years	Date of first appointment as a Director of the Company	Number and Percentage of Common Shares held at March 22, 2019(1)
Robert J. McLeod British Columbia, Canada Director	Professional geologist, March 2003 to present; President and Chief Executive Officer, IDM Mining Ltd. (TSXV - IDM), a mining company, September 2013 to present; VP Exploration, IDM Mining Ltd., 2010-2013); former Chief Executive Officer and VP Exploration, Full Metal Minerals Ltd. (TSXV-FMM), June 2003 to November 2014	Initially appointed on July 13, 2010 Subsequently re-elected on June 28, 2011 (2)	109,540 or 0.04%
Alex Morrison Colorado, USA Director	Director of Taseko Mines Limited, April 2011 to present; Director of Detour Gold Corporation, May 2010 to December 2018; Director of Pershing Gold Corporation, November 2012 to February 2018; Director of Gold Resource Corporation, March 2016 to present	Director since September 12, 2017	30,000 or 0.01%
Jamie D.R. Strauss London, United Kingdom Director	Director, Strauss Partners, London based boutique mining finance firm, 2009 to present. Director of Altius Minerals Corporation, a mining company, 2009 to present. Direct of Bacanora Lithium plc, a mining company, 2016 to present. Director of Digbee Ltd., a London based alternative research platform, 2016 to present.	Director since September 5, 2012	94,300 or 0.04%
William E. Threlkeld Colorado, USA Director	Geologist, Senior Vice-President, Seabridge Gold Inc. 2001 to present	Director since March 17, 2011	117,200 or 0.05%
Michael N. Waldkirch British Columbia, Canada Chief Financial Officer	Chartered Professional Accountant, 1998 to present; Chief Financial Officer, Gold Standard, July 2010 to present	N/A	1,159,624 or 0.45%

(1)	This information is not within the knowledge of the management of the Company and has been furnished by the respective individuals, or has been extracted from the register of shareholdings maintained by the Company’s transfer agent or from insider reports filed by the individuals and available through the Internet at www.sedi.ca.

(2)	Mr. Robert McLeod was initially appointed as a director of the Company in connection with the completion of the Company’s statutory plan of arrangement with JKR on July 13, 2010. On March 17, 2011, Mr. Robert McLeod stepped down as a director of the Company in order to accommodate the appointment of William E. Threlkeld as a director of the Company. Mr. Robert McLeod was subsequently re-elected as a director of the Company at the Company’s annual general meeting held on June 28, 2011.

The Company has the following committees whose members are as follows:

Name of Committee	Members of Committee
Audit Committee(1)	Zara Boldt (Chair) Alex Morrison Robert J. McLeod
Compensation Committee	Alex Morrison (Chair) Robert J. McLeod Jamie D.R. Strauss

Name of Committee	Members of Committee
Corporate Governance and Nominating Committee	Ron Clayton (Chair) Jamie D. R. Strauss D. Bruce McLeod
Health, Safety and Environment Committee	William E. Threlkeld (Chair) Glenn Kumoi Steve Koehler Ron Clayton
Technical Committee	Mac R. Jackson, Jr.(Chair) William E. Threlkeld Don Harris Rick Streiff
Disclosure Committee	Jonathan Awde (Chair) Glenn Kumoi Michael Waldkirch Bill Gehlen Don Harris

(1) See ITEM 18: “Audit Committee” below.

As of March 22, 2019, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, 4,790,411 Common Shares representing 1.84% of the total issued and outstanding Common Shares.

Management

The following sets forth further background information on each of the directors and executive officers of the Company.

Jonathan T. Awde, President and Chief Executive Officer

Mr. Awde is the co-founder, President, Chief Executive Officer and a director of Gold Standard. Since becoming Chief Executive Officer in July 2010, the Company’s market capitalization has increased from approximately $23 million to its current value. Mr. Awde oversees all corporate development, asset acquisition, joint ventures and the procurement of capital for the development of the Company’s assets. Mr. Awde has spent the last 12 years financing junior resource companies, focusing on institutional accounts, and has raised over $200 million for public and private companies in the resource sector.

Mr. Awde holds a Bachelor of Arts (Economics and Finance) from Acadia University in Nova Scotia (1999) and is a former sales and trading professional at a Canadian broker dealer.

Mac R. Jackson, Chief Geologist

Mr. Jackson has over 19 years experience as an exploration geologist, including 8 years with Newmont. During his tenure with Newmont, Mr. Jackson was a significant contributor to the discovery of the West Leeville and Turf deposits, both of which are on the Carlin Trend, and the Fiber Line deposit at the Twin Peaks complex. Mr. Jackson has been with the Company since July 26, 2011 and has been instrumental in expanding its understanding of the stratigraphy and structural geology and advancing new target opportunities on the Railroad-Pinion Project. Mr. Jackson is a certified professional geologist (CPG - 11661) with the American Institute of Professional Geologists (January 2014) and holds a Master of Science degree from the University of Nevada (June 1988).

Don Harris, Operations Manager

Don Harris has 29 years’ experience as a mine development geologist and manager, including 17 years with Newmont, where Mr. Harris was a significant contributor to the resource and reserve growth at Gold Quarry and Emigrant Mines. Outside of Newmont, Mr. Harris has contributed to the mine and resource development at the Hycroft mine (Hycroft) and the Pan mine (Midway). Over his career, Don has held a multitude of positions, including Manager of Nevada Surface Geology for Newmont, Vice President of Advanced Projects at Midway Gold, and Director of Exploration at Hycroft Mining. These positions have led to the successful development and/or production of over 30 million ounces gold and 300 million ounces silver. . Since joining GSV in 2017, he has been responsible for guiding the Dark Star and Pinion Deposits towards future mine development. Don has a BS in geology from the University of Wyoming and an MS in geology from Northern Arizona University. Don is a Registered Geologist with SME (146776) and a qualified person as defined by NI-43-101.

Glenn Kumoi, Vice-President, General Counsel & Corporate Secretary

Glenn Kumoi, B.A, LLB., is Vice President, General Counsel and Corporate Secretary of Gold Standard. Mr. Kumoi is also a lawyer and executive leader with extensive experience in the areas of financing, project development, mergers and acquisitions, corporate governance and legal compliance. In the 20 years prior to joining Gold Standard in 2017, Mr. Kumoi was the VP General Counsel and Corporate Secretary of three other public companies including Rubicon Minerals Corporation and Ballard Power Systems. During that time, Mr. Kumoi was a key part of the executive teams who raised in aggregate over $700 million.

Michael N. Waldkirch, Chief Financial Officer

Mr. Waldkirch holds a Bachelor of Arts in Economics from the University of British Columbia and has been a Chartered Professional Accountant since 1998. From 1997 to 2011, he held the position of principal with JBH Professional Services Inc., a business consulting firm located in Richmond, B.C., Canada. Since 1999, Mr. Waldkirch has also held the position of Senior Partner with the Public Accounting firm Michael Waldkirch and Company Inc., Chartered Professional Accountants, in Vancouver, B.C.

Zara Boldt, Director

Ms. Boldt is a professional accountant (CPA, CGA) with over fifteen years of progressively senior financial leadership roles with public companies in the mineral exploration and development industry. Ms. Boldt is currently the CFO and Corporate Secretary of Lucara Diamond Corp., a mining company, since April, 2018. Ms. Boldt has also served as CFO and Corporate Secretary of Strongbow Exploration Inc., a Canadian mineral exploration company and Chief Financial Officer & Corporate Secretary of Kaminak, where she was responsible for corporate due diligence and the negotiation, documentation and execution of a plan of arrangement for an acquisition transaction valued at $520 million. Prior to Kaminak, Ms. Boldt served as the Vice-President, Finance and Chief Financial Officer for Stornoway Diamond Corporation where she was a member of the senior management team responsible for arranging financing in excess of $900 million for the development of the Renard Project in Quebec.

Ron Clayton, Director

Mr. Clayton is a seasoned mining executive with over 35 years of mine operating experience and led the construction of the Escobal mine. Mr. Clayton joined Tahoe as the first Chief Operating Officer on March 30, 2010, was appointed President on March 12, 2014 and was further appointed Chief Executive Officer on August 16, 2016, serving until June 25, 2018. Prior to joining Tahoe, Mr. Clayton was Senior Vice President, Operations, and the General Manager of several underground mines for Hecla Mining Company. He also held the position of Vice President, Operations with Stillwater Mining Company and a number of engineering and operations management positions with Climax Molybdenum Company and Homestake Mining Company. Mr. Clayton earned his Bachelor of Science Degree in Mining Engineering from the Colorado School of Mines and is a graduate of the Tuck School of Business Executive Program at Dartmouth College.

Bruce McLeod, Lead Director

Mr. Bruce McLeod is a Mining Engineer with over 30 years of experience in all areas of the mining industry. Most recently he was a director of Kaminak, which was acquired in 2016 by Goldcorp for $520 million. Mr. Bruce

McLeod is currently the President, CEO and a director of Sabina Gold & Silver Corp. (TSX-SBB). Prior to that, he served in a senior capacity with a number successful junior mining ventures including: President and CEO of Mercator Minerals Ltd.; President, CEO and director of Creston Moly Corp., and founder of both Sherwood Copper Corp and Stornoway Diamond Corporation. He also served on the board of directors of Palmerejo Silver and Gold Corp. (acquired by Coeur D’Alene Mines) and Ariane Gold (acquired by Cambior Inc.) and has been involved in numerous projects at various stages of development while with the Northair Group. Mr. Bruce McLeod was the co-recipient of AMEBC’s EA Scholz Award for excellence in mine development in 2009 and primarily focuses on project development, strategic planning, and financing activities. Mr. Bruce McLeod holds a Bachelors of Science in Mining Engineering from Montana College of Mineral Science and Technology and is a member of the British Columbia Association of Professional Engineers and Geoscientists.

Robert J. McLeod, Director

Mr. Robert McLeod is a professional geologist (March 2003) with a Masters of Science, Geology, from Queens University, Kingston, Ontario (1998) and a Bachelors of Science, Geology, from the University of British Columbia (1993).

Mr. Robert McLeod has been the President and Chief Executive Officer of IDM Mining Ltd (TSXV-IDM), since September 2013, where he was previously VP Exploration since 2010. He was previously Chief Executive Officer and VP Exploration for Full Metal Minerals Ltd. (TSXV-FMM) from June 2003 until November 2014. He is also a director of Lithium-X (TSXV-LlX), Redstar Gold Corp. (TSXV-RGC) and Independence Gold Corp. (TSXV-IGO). He was formerly Vice-President, Exploration for Atna Resources Ltd. (TSX-ATN) from February 2003 to February 2004. From 2000 to 2003 Mr. Robert McLeod was a Project Geologist for Miramar Mining Corp. and a Senior Geologist for Grayd Resource Corporation from 1998 to 2000.

Alex Morrison, Director

Mr. Morrison is a mining executive and Chartered Professional Accountant with over 25 years of experience in the mining industry. Mr. Morrison has held Board and senior executive positions with a number of mining companies, most recently serving as a Director of Detour Gold Corporation until December 2018 and as Vice President and Chief Financial Officer of Franco-Nevada Corporation from 2007 to 2010. From 2002 to 2007, Mr. Morrison held increasingly senior positions at Newmont, including Vice President, Operations Services and Vice President, Information Technology. Prior to that, Mr. Morrison was Vice President and Chief Financial Officer of NovaGold Resources Inc., Vice President and Controller of Homestake Mining Company and held senior financial positions at Phelps Dodge Corporation and Stillwater Mining Company. Mr. Morrison began his career with PricewaterhouseCoopers LLP after obtaining his Bachelor of Arts in Business Administration from Trinity Western University.

Jamie D.R. Strauss, Director

Mr. Strauss is launching an alternative research platform for the mining industry. He remains a director of the boutique mining finance firm, Strauss Partners Ltd., based in London, England and has worked as a stockbroker in the City of London for over 30 years. He was Managing Director of UK Equity Products for BMO Capital Markets 2007-2009. Mr. Strauss is also a non-executive director of Altius Minerals Corporation (TSX) and Bacanora Lithium plc (London-AIM).

William E. Threlkeld, Director

Mr. Threlkeld is a designee of FCMI Parent Co. (“FCMI”) (see ITEM 14: “Interest of Management and others in Material Transactions”). Since 2001, he has been a Senior Vice President of Seabridge Gold, Inc. where he is responsible for, among other things, designing and executing exploration and resource delineation programs. From 1997 to 2000, he was Vice-President, Exploration, for Greenstone Resources Ltd., responsible for resource delineation on three Central American gold deposits and development of an organization and strategy to identify new mineral investments. From 1991 to 1997, he was a Vice President and Exploration Manager at Placer Dome

Inc. where he was responsible for its exploration activity and investment in South America. Mr. Threlkeld obtained a Masters of Science in Economic Geology from the University of Western Ontario.

None of the members of the Company’s management or key personnel has entered into a non-competition agreement with the Company. Each of Jonathan T. Awde, Mac R. Jackson, Jr., Glenn Kumoi and Michael N. Waldkirch are bound by non-disclosure covenants in their respective consulting or employment agreements with the Company.

12.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

Except as disclosed below, no director or executive officer of the Company is, or was within the ten years prior to the date of this AIF, a director, chief executive officer or chief financial officer of any company that was the subject of a cease trade or similar order, or an order that denied the other issuer access to any statutory exemptions, for a period of more than thirty consecutive days:

1.	while that person was acting as a director, chief executive officer or chief financial officer; or

2.	after that person ceased acting as a director, chief executive officer or chief financial officer which resulted from an event that occurred while that person was acting in that capacity.

Bruce McLeod was a President, CEO and a director of Mercator Minerals Ltd. (“Mercator”) when it negotiated and the SEC issued an order on November 8, 2011 revoking Mercator’s registration under the U.S. Exchange Act. In early 1998, Mercator, through its then management, filed a registration statement under the U.S. Exchange Act with the SEC which became effective in 1998 without further action by Mercator. Mercator’s subsequent management and directors (including Mr. Bruce McLeod) were not aware that the registration statement had become effective and accordingly no further filings were made with the SEC. In June 2011, Mercator received notice from the SEC advising that its registration statement had become effective in 1998 and was delinquent in its SEC filings. As Mercator was unable to make the requisite filings for the period from 1998 to 2011, Mercator negotiated with the SEC and on November 8, 2011 an order was issued by the SEC under section 12G of the U.S. Exchange Act revoking Mercator’s registration. The 12G order restricted members of a national securities exchange, broker or dealer from effecting any transaction in or inducing the purchase or sale of Mercator’s shares in the United States. On November 8, 2011, Mercator filed a Form 40-F registration statement under the U.S. Exchange Act with the SEC, which became effective on January 9, 2012, in order to remove the restrictions on market participants under the section 12G order so that trading in Mercator’s shares in the United States could resume.

Corporate Bankruptcies

Except as disclosed below, no director, executive officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or has been within the ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within one year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Messrs. Awde, and Waldkirch are former directors and officers (CEO, CFO and Corporate Secretary, respectively) of Northern Star Mining Corp. (“Northern Star”), a reporting issuer whose common shares were previously listed for trading on the TSXV. Mr. Awde resigned as a director and officer of Northern Star on July 13, 2010. Effective August 18, 2010 Northern Star filed a Notice of Intention to Make a Proposal (the “Proposal”) under the Bankruptcy and Insolvency Act (Canada) (the “Bankruptcy Act”) and appointed Deloitte & Touche Inc. as its trustee. On January 24, 2011, the deadline for filing its Proposal under the Bankruptcy Act expired and Northern Star was deemed to have filed an assignment in bankruptcy as of such date. Mr. Waldkirch resigned as an officer of Northern Star effective January 24, 2011.

Bruce McLeod was President, CEO and a director of Mercator when it filed a Notice of Intention to Make a Proposal under the Bankruptcy Act on August 26, 2014. Mr. Bruce McLeod ceased to hold office and resigned from the board of directors at Mercator on September 4, 2014. Pursuant to the Bankruptcy Act, Mercator was deemed to have filed an assignment in bankruptcy on September 5, 2014 as a result of allowing the ten-day period within which Mercator was required to submit a cash flow forecast to the official receiver to lapse.

Glenn Kumoi was Vice President, General Counsel and Corporate Secretary of Rubicon Minerals Corporation (“Rubicon”) when a restructuring transaction was commenced under the Companies’ Creditors Arrangement Act (the “CCAA”) on October 20, 2016, and when Rubicon emerged from the CCAA proceedings on December 20, 2016 after a successful implementation of the restructuring transaction.

Personal Bankruptcies

No director, executive officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the ten years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties or Sanctions

Except as disclosed below, no director, executive officer or securityholder holding a sufficient number of securities to materially affect the control of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor in making an investment decision.

Michael N. Waldkirch is a former director, CEO, CFO, Corporate Secretary and President of Spirit Bear Capital Corp. (“Spirit Bear”), a capital pool company that was halted from trading by the TSXV on May 15, 2014 for failure to complete a qualifying transaction within 24 months of its listing. The shares of Spirit Bear were subsequently transferred to the TSXV’s NEX board and trading was reinstated on August 5, 2014.

On September 2, 2014, Jonathan T. Awde was fined a total of $46,000 by the Autorité Des Marchés Financiers in Quebec for 11 counts of filing late insider trading reports. The fine has been paid in full.

12.3	Conflicts of Interest

The directors and officers of the Company may, from time to time, serve as directors or officers of other issuers or organizations or may be involved with the business and operations of other issuers or organizations, in which case a conflict of interest may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other issuers or organizations. In particular, certain of the directors and officers of the Company are involved in executive or director positions with other mineral exploration companies whose operations may, from time to time, be in direct competition with those of the Company or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Company. See ITEM 12.1: “Directors And Officers -Name, Occupation and Security Holding” above for a description of other mineral exploration companies in which the directors and officers of the Company are currently involved with.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ or officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Save and except as aforesaid or otherwise disclosed in this AIF, in the notes to the Financial Statements and its MD&A, to the Company’s knowledge, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company.

ITEM 13:	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

13.1	Legal Proceedings

During the fiscal year ended December 31, 2018, the Company is not and was not a party to, and its property is not and was not the subject of, any legal proceedings and no such proceedings are known by the Company to be contemplated.

13.2	Regulatory Actions

During the fiscal year ended December 31, 2018, there were no penalties or sanctions imposed against, or settlement agreements with any court relating to securities legislation or with securities regulatory authority entered into by the Company or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

ITEM 14:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, in the notes to the Financial Statements and its MD&A, no director or executive officer of the Company, and no Shareholder holding of record or beneficially, directly or indirectly, more than 10% of the outstanding Common Shares, and none of the respective associates or affiliates of any of the foregoing, had any material interest, direct or indirect, in any transaction with the Company or in any proposed transaction within the three most recently completed financial years or the current financial year of the Company that has materially affected or is reasonably expected to materially affect the Company, save and except as follows:

1.

Pursuant to a short form prospectus offering of 19,032,000 Common Shares at a price of US$0.47 per Common Share completed on February 3, 2015, FCMI, a private company based in Toronto, Ontario controlled by Albert D. Friedberg and members of his family, acquired 11,400,000 Common Shares. As of March 22, 2019, FCMI owns and/or exercises control or direction over a total of 30,493,966(1) Common Shares or 11.99% of the issued and outstanding Common Shares.

2.

Pursuant to the February 2016 Private Placement and the 2018 Private Placements, Oceana acquired, indirectly through a wholly-owned subsidiary, a total of 17,488,440(1) Common Shares, or approximately 6.73% of the issued and outstanding Common Shares. See ITEM 4.2 “General Development of the Business – Three Year History - Financings”. Oceana’s participation in the February 2016 Private Placement and the 2018 Private Placements constituted a “related party transaction” for the purposes of MI 61-101, and the Company relied upon exemptions from the requirement to obtain a formal valuation and seek minority shareholder approval for such participation on the basis that the fair market value of Oceana’s participation was less than 25% of the Company’s then market capitalization.

3.

Pursuant to the 2016 Private Placements and the 2018 Private Placements, Goldcorp acquired, indirectly through a wholly-owned subsidiary, a total of 25,953,791(1) Common Shares, or approximately 9.98% of the issued and outstanding Common Shares. See ITEM 4.2 “General Development of the Business – Three Year History - Financings”. Goldcorp’s participation in the 2018 Private Placements constituted a “related party transaction” for the purposes of MI 61-101, and the Company relied upon exemptions from the requirement to obtain a formal valuation and seek minority shareholder approval for such participation on the basis that the fair market value of Goldcorp’s participation was less than 25% of the Company’s then market capitalization.

(1)	The number of Common Shares owned, controlled or directed is not within the knowledge of management of the Company and has been derived from insider reports filed on SEDI and available through the Internet at www.sedi.ca.

ITEM 15:	TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent for its Common Shares is Computershare Trust Company of Canada located at 3rd Floor - 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9.

ITEM 16:	MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the only material contracts entered into by the Company since the commencement of the Company’s fiscal year ended December 31, 2018 or before such time that are still in effect, and up to March 22, 2019, are as follows:

1.

Subscription agreement dated February 22, 2018, between the Company and Goldcorp for 2,195,100 Common Shares at a price of $2.05 per Common Share for gross proceeds of $4,499,955 in connection with the February 2018 Private Placement. See ITEM 4.2: “General Development of the Business – Three Year History - Financings”.

2.

Subscription agreement dated February 22, 2018, between the Company and Oceana for 2,680,900 Common Shares at a price of $2.05 per Common Share for gross proceeds of $5,495,845 in connection with the February 2018 Private Placement. See ITEM 4.2: “General Development of the Business – Three Year History - Financings”.

ITEM 17:	INTERESTS OF EXPERTS

17.1	Names of Experts

The following table lists the persons and companies who have prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during the fiscal year ended December 31, 2018 or subsequent thereto:

Name of Individual or Company	Document Prepared or Certified
Davidson & Company LLP	Audited consolidated financial statements of the Company for the years ended December 31, 2018 and December 31, 2017
Michael B. Dufresne, M.Sc., P. Geol., P.Geo. of APEX Steven J. Nicholls, BA.Sc., MAIG of APEX	Railroad-Pinion Technical Report dated effective September 15, 2017
Steven R. Koehler	News releases dated January 11, 2018, January 23, 2018, February 26, 2018, April 11, 2018, April 17, 2018, May 8, 2018, May 15, 2018, June 6, 2018, June 13, 2018, July 17, 2018, July 26, 2018, August 7, 2018, August 21, 2018, August 23, 2018, September 20, 2018, September 24, 2018, October 11, 2018, October 16, 2018, November 15, 2018, January 22, 2019, February 5, 2019, February 12, 2019, February 21, 2019 and March 4, 2019

17.2	Interests of Experts

To the knowledge of the Company, none of the experts named above or their respective associates or affiliates held, as of the date of the applicable report, valuation, statement or opinion referred to in ITEM 17.1: ‘‘Interests of Experts - Names of Experts” above, or currently hold any registered or beneficial interests, direct or indirect, in any securities or other property of the Company, other than Steven R. Koehler, the Company’s Manager of Projects, who holds stock options to purchase up to an aggregate of 452,960 Common Shares at exercise prices ranging from $0.73 per Common Share to $2.12 per Common Share and expiring between September 12, 2019 and January 31, 2024.

ITEM 18:	AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually in its AIF certain information concerning the constitution of its audit committee and its relationship with its external auditor as set forth below.

18.1	The Audit Committee Charter

The Company’s audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to this AIF.

18.2	Composition of Audit Committee

The audit committee is comprised of three directors, being Zara Boldt (Chair), Alex Morrison and Robert J. McLeod. All three members of the audit committee are considered (i) “independent” as that term is defined in applicable securities legislation and (ii) “financially literate”.

18.3	Relevant Education and Experience

All of the audit committee members are businesspeople with experience in financial matters; each has an understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavor.

Ms. Boldt is a professional accountant (CPA, CGA) with over fifteen years of progressively senior financial leadership roles with public companies in the mineral exploration and development industry. Ms. Boldt is currently the CFO and Corporate Secretary of Lucara Diamond Corp., a mining company, since April, 2018. Ms. Boldt has also served as CFO and Corporate Secretary of Strongbow Exploration Inc., a Canadian mineral exploration company and Chief Financial Officer & Corporate Secretary of Kaminak, where she was responsible for corporate due diligence and the negotiation, documentation and execution of a plan of arrangement for an acquisition transaction valued at $520 million. Prior to Kaminak, Ms. Boldt served as the Vice-President, Finance and Chief Financial Officer for Stornoway Diamond Corporation where she was a member of the senior management team responsible for arranging financing in excess of $900 million for the development of the Renard Project in Quebec.

Mr. Morrison is a mining executive and Chartered Professional Accountant with over 25 years of experience in the mining industry. Mr. Morrison has held Board and senior executive positions with a number of mining companies, most recently serving as a Director of Detour Gold Corporation until December 2018, and as Vice President and Chief Financial Officer of Franco-Nevada Corporation from 2007 to 2010. From 2002 to 2007, Mr. Morrison held increasingly senior positions at Newmont, including Vice President, Operations Services and Vice President, Information Technology. Prior to that, Mr. Morrison was Vice President and Chief Financial Officer of NovaGold Resources Inc., Vice President and Controller of Homestake Mining Company and held senior financial positions at Phelps Dodge Corporation and Stillwater Mining Company. Mr. Morrison began his career with PricewaterhouseCoopers LLP after obtaining his Bachelor of Arts in Business Administration from Trinity Western University.

Robert J. McLeod is the President, Chief Executive Officer and a director of IDM Mining Ltd. (TSXV-IDM). He was previously Chief Executive Officer and VP Exploration for Full Metal Minerals Ltd. (TSXV-FMM) from June 2003 to November 2014. He is also a director of various other publicly listed companies including Lithium X (TSXV-LIX), Redstar Gold Corp. (TSXV-RGC) and Independence Gold Corp. (TSXV-IGO). In addition, Mr. Robert McLeod is a professional geologist (March 2003) with a Masters of Science, Geology, from Queens University, Kingston, Ontario (1998) and a Bachelors of Science, Geology, from the University of British Columbia (1993).

18.4	Reliance on Certain Exemptions

Since the commencement of the Company’s financial year ended December 31, 2018 and up to March 22, 2019, the Company has not relied on the exemptions contained in sections 2.4 (De Minimis Non-Audit Services), 3.2 (Initial Public Offerings), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member) or Part 8 (Exemptions) of NI 52-110.

18.5	Reliance on the Exemption in Subsection 3.3 (2) or Section 3.6

Since the commencement of the Company’s financial year ended December 31, 2018 and up to March 22, 2019, the Company has not relied on the exemptions contained in subsections 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 52-110.

18.6	Reliance on Section 3.8

Since the commencement of the Company’s financial year ended December 31, 2018 and up to March 22, 2019, the Company has not relied on the exemption contained in section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

18.7	Audit Committee Oversight

Since the commencement of the Company’s financial year ended December 31, 2018 and up to March 22, 2019, the Board has adopted all recommendations of the audit committee to nominate or compensate an external auditor.

18.8	Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services, save for the requirement that all non-audit services to be performed by the Company’s external auditor must be pre-approved and monitored by the audit committee. Subject to NI 52-110, the engagement of non-audit services is considered by the Board, and where applicable the audit committee, on a case-by-case basis.

18.9	External Audit Service Fees (By Category)

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Financial Statements. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Financial Statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its external auditor, Davidson & Company LLP, for services rendered to the Company in each of the last two fiscal years, by category, are as follows:

Financial Year	Audit Fees	Audit Related	Tax Fees	All Other Fees
Ending		Fees
December 31, 2018	$114,000(1)	$20,070(2)	Nil	40,290(3)
December 31, 2017	$68,000	$55,930(2)	Nil	NIL

(1)	Audit fees, including those relating to Section 404 of SOX.
(2)	Review engagement of quarterly filings. All such fees were pre-approved by the audit committee.
(3)	Assistance with regard to the Company's short form prospectus for the 2018 Public Offering.

ITEM 19:	ADDITIONAL INFORMATION

Additional information including directors’ and officer’s remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans, and corporate governance practices, is contained in the Company’s information circular dated May 14, 2018, for its 2018 annual general and special meeting of Shareholders held on June 27, 2018.

Additional financial information is also provided in the Company’s audited Financial Statements and related MD&A for its fiscal year ended December 31, 2018.

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

SCHEDULE “A”
AUDIT COMMITTEE CHARTER

PURPOSE

The overall purpose of the Audit Committee (the “Committee”) is to ensure that the Company’s management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Company and to review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts.

COMPOSITION, PROCEDURES AND ORGANIZATION

1.

The Committee shall consist of at least three members of the Board of Directors (the “Board”), all of whom shall be “independent directors”, as that term is defined in National Instrument 52-110 Audit Committees.

2.

All of the members of the Committee shall be “financially literate” (i.e. able to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

3.

At least one member of the Committee shall have accounting or related financial expertise (i.e. able to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with generally accepted accounting principles).

4.

The Board, at its organizational meeting held after each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

5.	Unless the Board shall have appointed a chair of the Committee or in the event of the absence of the chair, the members of the Committee shall elect a chair from among their number.

6.

The secretary of the Committee shall be designated from time to time from one of the members of the Committee or, failing that, shall be the Company’s corporate secretary, unless otherwise determined by the Committee.

7.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

8.

The Committee shall have access to such officers and employees of the Company and to the Company’s external auditors, and to such information respecting the Company, as it considers necessary or advisable in order to perform its duties and responsibilities.

9.	Meetings of the Committee shall be conducted as follows:

a.

the Committee shall meet at least quarterly at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

b.	the chair of the Committee shall be responsible for developing and setting the agenda for Committee meetings and determining the time and place of such meetings;

c.

the following management representatives shall be invited to attend all meetings, except in camera sessions and private sessions with the external auditors:

Chief Executive Officer

Chief Financial Officer

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	d.	other management representatives shall be invited to attend as necessary;

	e.	notice of the time and place of every meeting of the Committee shall be given in writing to each member of the Committee a reasonable time before the meeting; and

	f.	if the financial statements of the Company are reviewed or audited during a quarterly period, the external auditors shall receive notice of and have the right to attend such meetings of the Committee.

10.	The external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

11.	The Committee shall have authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Audit Committee and to communicate directly with the external auditors.

12.	The Committee may, at the request of the Board or on its own initiative, investigate relevant matters as it considers necessary or appropriate in the circumstances and is authorized to engage and compensate any outside advisors that it determines to be necessary to permit it to carry out its duties.

13.	The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

14.	Subject to any statute or constating documents of the Company, the Committee determines its own procedures at meetings and may conduct meetings by telephone and keeps minutes of its proceedings.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Audit Committee the following powers and duties to be performed by the Audit Committee on behalf of and for the Board. Nothing in this Charter is intended to or does confer on any member a higher standard of care or diligence than that which applies to the directors as a whole.

1.	The overall responsibilities of the Committee shall be as follows:

	a.	to assist the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices and internal controls and its approval of the Company’s annual and quarterly consolidated financial statements;

	b.	to establish and maintain a direct line of communication with the Company’s external auditors and assess their performance;

	c.	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

	d.	to report regularly to the Board on the fulfilment of its duties and responsibilities.

2.	The responsibilities of the Committee as they relate to the external auditors shall be as follows:

	a.	to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

	b.	to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

	c.	review the audit plan of the external auditors prior to the commencement of the audit;

	d.	to review with the external auditors, upon completion of their audit:

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		i.	contents of their report;

		ii.	scope and quality of the audit work performed;

		iii.	adequacy of the Company’s financial and auditing personnel;

		iv.	co-operation received from the Company’s personnel during the audit;

		v.	internal resources used;

		vi.	significant transactions outside of the normal business of the Company;

		vii.	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

		viii.	the non-audit services provided by the external auditors;

	e.	to discuss with the external auditors the quality and not just the acceptability of the Company’s accounting principles; and

	f.	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.	The responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

	a.	review the appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management;

	b.	review the Company’s Code of Conduct and Ethics Policy and recommend to the Board changes which the Committee may deem appropriate;

	c.	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

	d.	review periodically the Company’s financial and auditing procedures and the extent to which recommendations made by the external auditors have been implemented.

4.	The Committee is also charged with the responsibility to:

	a.	review the Company’s quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

	b.	review and approve the financial sections of:

		i.	the annual report to shareholders;

		ii.	the annual information form;

		iii.	prospectuses; and

		iv.	other public reports requiring approval by the Board,

and report to the Board with respect thereto;

	c.	review regulatory filings and decisions as they relate to the Company’s consolidated financial statements;

	d.	review the appropriateness of the policies and procedures used in the preparation of the Company’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

	e.	review and report on the integrity of the Company’s consolidated financial statements;

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f.	review the minutes of any audit committee meeting of subsidiary companies;

g.	review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

h.	review and pre-approve all non-audit services proposed to be provided to the Company by its external auditors;

i.	review and approve the Company’s hiring policies in relation to partners and employees of the Company’s external auditors and formal external auditor;

j.	review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts; and

k.	develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders.

COMPLAINTS

The Audit Committee has established a Whistleblower Policy for the confidential and anonymous submission by employees and consultants of the Company and its subsidiaries of complaints or concerns regarding Company Matters.

The Committee is required to review the Whistleblower Policy annually to ensure that it achieves the objective of enabling the confidential submission of concerns regarding questionable accounting or auditing matters and properly dealing with the receipt, treatment and retention of such complaints.

REPORTING AND ASSESSMENT

The Committee reports to the Board of Directors.

The Committee reviews its Charter and conducts an assessment of its performance, and the performance of the Committee Chair, on an annual basis. The Committee reports to the Corporate Governance and Nominating Committee the results of such review and assessment, including any recommendations for change.

EFFECTIVE DATE

This Charter was implemented by the Board on September 12, 2017.

This Charter was last reviewed and approved by the Board on December 5, 2018.

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